     As filed with the Securities and Exchange Commission on May 31, 2001.
                     Registration Statement No. __________

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                         -----------------------------

                                   FORM SB-2
                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

                         -----------------------------

                               eDiets.com, Inc.

                         -----------------------------

           Delaware                                             56-0952883
(State or Other Jurisdiction of                                (IRS Employer
Incorporation or Organization)                             Identification No.)
                         -----------------------------
                                     8980
                         (Primary Standard Industrial
                          Classification Code Number)

                         -----------------------------
                          3467 W. Hillsboro Boulevard
                        Deerfield Beach, Florida 33442
                                (954) 360-9022
                         (Address and Telephone Number
                        of Principal Executive Offices)

                         -----------------------------

                   David R. Humble, Chief Executive Officer
                               eDiets.com, Inc.
                          3467 W. Hillsboro Boulevard
                        Deerfield Beach, Florida 33442
                                (954) 360-9022

           (Name, Address and Telephone Number of Agent for Service)

                           -------------------------
                         COPIES OF COMMUNICATIONS TO:
                           Mark A. Pachman, Esquire
                  Nason, Yeager, Gerson, White & Lioce, P.A.
                  1645 Palm Beach Lakes Boulevard, Suite 1200
                        West Palm Beach, Florida 33401
                                (561) 686-3307

                           -------------------------

         Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                        CALCULATION OF REGISTRATION FEE

===================================================================================================================

Title of Each                                                         Proposed         Proposed
Class of                                                              Maximum           Maximum
Securities                                       Amount               Offering         Aggregate        Amount of
to be                                            to be                 Price           Offering        Registration
Registered                                     Registered             Per Unit           Price             Fee

===================================================================================================================
Common Stock (par value $.001 per share)        3,678,288(1)           $ 2.00       $   8,451,016          (2)

Warrants to Purchase Shares of Common Stock     1,215,625(1)(3)            -0-                 -0-         -0-

Common Stock underlying warrants                1,215,625(1)(3)(9)     $ 2.50       $3,039,062.50          (2)

Placement Agent's Shares of Common Stock          150,000(1)(4)        $ 2.00       $     300,000          (2)

Common Stock underlying warrants issued
to Advertising Agency                              82,500(1)(5)(9)     $ 2.00       $     165,000          (2)

Common Stock underlying warrants issued
to Placement Agent                                950,000(6)(9)        $1.375       $   1,306,250    $ 326.56(10)

Warrants to purchase shares of Common Stock
issued to Consultant                              400,000(7)               -0-                 -0-         -0-

Common Stock underlying warrants issued
to Consultant                                     400,000(7)(9)        $ 0.75       $     300,000    $     75(10)

Warrants to purchase shares of Common Stock
issued to Private Placement Investor              450,000 (8)              -0-                 -0-         -0-

Common Stock underlying warrants issued to
Private Placement Investor                        450,000 (8)          $ 2.50       $   1,125,000    $ 281.25(10)

===================================================================================================================

         Total                                                                                       $ 682.81(10)

===================================================================================================================

(1) The resale of these shares was previously registered pursuant to the Registration Statement on Form SB-2, as declared effective on May 12, 2000 (File No. 333-93971).

(2) In accordance with Rule 429, the filing fee for these shares was previously paid in conjunction with the Registration Statement on Form on SB-2, as declared effective on May 12, 2000 (File No. 333-34882).

(3) Represents warrants to purchase shares of common stock at an exercise price of $2.50 per share issued to investors in Registrant's private placement and the shares of common stock underlying the warrants.

(4) Represents the registration for resale of 150,000 shares of common stock issued to the Placement Agent in the private placement in connection with the acquisition by the Company of eDiets, Inc. (formerly eDiets.com, Inc.) in November 1999.

(5) Represents shares of common stock issuable upon exercise of warrants issued to an advertising agency at an exercise price of $2.00 per share.

(6) Represents shares of common stock issuable upon the exercise of warrants issued to the Placement Agent and its assignees at an exercise price of $1.375 per share in March 2001.

(7) Represents warrants and shares of common stock issuable upon the exercise of warrants issued to a consultant at an exercise price of $0.75 per share in January 2001.

(8) Represents warrants and shares of common stock issuable upon the exercise of warrants issued to an investor in Registrant's private placement at an exercise price of $2.50 per share.

(9) Pursuant to Rule 416, there are also being registered such additional shares of common stock as may become issuable so as to prevent dilution resulting from stock splits, stock dividends or similar transactions in accordance with the provisions contained in the warrants.

(10) Estimated solely for the purpose of calculating registration fees pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

         Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus which constitutes part of this Registration Statement also relates to the resale of an aggregate of 3,678,288 shares of the registrant's common stock registered on Form SB-2, Registration No. 333-93971. As such, this Registration Statement also serves as post-effective Amendment No. 1 to the Registration Statement on Form SB-2, Registration No. 333-93971.

         The Registrant hereby deregisters an aggregate of 550,220 shares previously registered pursuant to its Registration Statement No. 333-93971.

                               eDiets.com, Inc.
                           -------------------------
                             Cross Reference Sheet
                     Pursuant to Item 501 of Regulation SB

           Form SB-2 Item No. and Caption                                Caption or Location
                                                                             in Prospectus
---------------------------------------------------               ---------------------------------
1.   Front of the Registration Statement and Outside              Outside Front Cover Page of
       Front Cover of Prospectus                                     Prospectus

2.   Inside Front and Outside Back Cover Pages of                 Inside Front and Outside Back
       Prospectus                                                    Cover Pages of Prospectus

3.   Summary Information and Risk Factors                         Prospectus Summary; Risk Factors

4.   Use of Proceeds                                              Use of Proceeds

5.   Determination of Offering Price                              Not Applicable

6.   Dilution                                                     Not Applicable

7.   Selling Security Holders                                     Selling Security Holders

8.   Plan of Distribution                                         Plan of Distribution

9.   Legal Proceedings                                            Business

10.  Directors, Executive Officers, Promoters and                 Management
       Control Persons

11.  Security Ownership of Certain Beneficial Owners              Principal Stockholders
       and Management

12.  Description of Securities                                    Description of Securities

13.  Interest of Named Experts and Counsel                        Not Applicable

14.  Disclosure of Commission Position on                         Management
       Indemnification for Securities Act Liabilities

15.  Organization within Last Five Years                          Business

16.  Description of Business                                      Business

17.  Management's Discussion and Analysis and Plan of             Management's Discussion and
       Operation                                                     Analysis of Financial Condition
                                                                     and Results of Operations

18.  Description of Property                                      Business - Properties

19.  Certain Relationships and Related Transactions               Management - Certain Transactions

20.  Market for Common Equity and Related Stockholder             Market for Common Stock and
       Matters                                                       Related Stock Matters

21.  Executive Compensation                                       Management - Executive
                                                                     Compensation and Employment
                                                                     Agreements

22.  Financial Statements                                         Financial Statements

23.  Changes in and Disagreements with Accountants on             Not Applicable
       Accounting and Financial Disclosure

                   Subject To Completion Dated May 31, 2001

                                  PROSPECTUS

                               eDiets.com, Inc.

                       6,926,413 shares of common stock
                  2,065,625 warrants to purchase common stock

         The selling stockholders identified in this prospectus are offering for sale up to 6,926,413 shares of our common stock. In addition, the warrant holders identified in this prospectus are offering for sale up to 2,065,625 warrants to purchase shares of our common stock.

         Our shares of our common stock trade on the OTC Bulletin Board under the symbol EDET. The closing sale price of the common stock on May 29, 2001, was $1.55 per share.

                           ------------------------

         See "Risk Factors" beginning on page 4 to read about factors you should consider before buying our shares or our warrants.

                           ------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                           -------------------------



                 The date of this prospectus is ______, 2001.

                               TABLE OF CONTENTS

                                                                                               PAGE
Prospectus Summary                                                                               3

Risk Factors                                                                                     4

Forward-Looking Statements                                                                       5

Use of Proceeds                                                                                  5

Market for Common Stock and Related Stockholder Matters                                          5

Capitalization                                                                                   6

Selected Financial Data                                                                          7

Management's Discussion and Analysis of Financial Condition and Results of
Operations                                                                                       7

Business                                                                                        13

Management                                                                                      24

Principal Stockholders                                                                          31

Certain Transactions                                                                            33

Selling Security Holders                                                                        33

Plan of Distribution                                                                            38

Description of Securities                                                                       40

Legal Matters                                                                                   42

Experts                                                                                         42

Where You Can Find More Information                                                             43

Historical Financial Statements                                                                F-1

                              PROSPECTUS SUMMARY

Our Business

         We are one of the original marketers of customized fee-based diet programs exclusively online. We have developed a proprietary software engine that enables us to create a diet program that is unique to each individual and then deliver it directly to the individual's home or office via the Internet.

         We also publish eDiets News, a newsletter that is an online diet information resource. We currently email our newsletter four times a week to a community of over 4.8 million consumers who have completed our questionnaire, received a personal profile and have provided us with an email address.

         We are a Delaware corporation with our executive offices located at 3467 W. Hillsboro Boulevard, Deerfield Beach, Florida 33442. Our telephone number is (954) 360-9022, and our Internet address is www.ediets.com.

The Offering

 .    Shares outstanding before the offering       13,553,104

 .    Shares offered by selling security           6,926,413, including 2,065,625
     holders                                      shares issuable upon the
                                                  exercise of warrants

 .    Shares to be outstanding after the           16,651,229
     offering, assuming exercise of all of the selling security holders' warrants

 .    Use of proceeds                              If all of the warrants
                                                  included in this registration
                                                  statement are exercised, we
                                                  will receive gross proceeds of
                                                  $5,935,875. We intend to use
                                                  the net proceeds we receive
                                                  upon the exercise of the
                                                  warrants primarily for working
                                                  capital and general corporate
                                                  purposes.

                                 RISK FACTORS

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING
HISTORY.

         We only commenced our current business in early 1997, when we began to market our weight-loss programs on the Internet. As a result of our limited operating history, it is difficult to evaluate our prospects. An investor should also consider the uncertainties and difficulties frequently encountered by companies, such as ours, in their early stages of development, particularly companies doing business in the rapidly evolving Internet market.

WE DEPEND ON SEVERAL MAJOR INTERNET PORTALS TO ATTRACT USERS TO OUR WEB SITE AND OUR BUSINESS COULD SUFFER IF THERE IS A DISCONTINUANCE OF OUR ADVERTISING ON THESE PORTALS.

         A significant portion of our online traffic has come, and we believe will continue to come from, our advertising arrangements with America Online, iVillage, and other major Internet portals, including Women.com, Lifeminders and Yahoo. Our agreement with iVillage ends on June 30, 2002, our agreement with America Online ends on January 22, 2003, and our agreement with Lifeminders ends on October 1, 2001. We recently entered into a new agreement with Yahoo which ends in April 2002. Our other current advertising agreements are of a short term (less than three months) basis. Our advertisers have no obligation to renew our agreements when they expire. Our agreements with these advertisers also do not prohibit them from carrying online sites or developing and providing content that compete with our site. If there is a discontinuance of our advertising for any reason on America Online, iVillage, or the other major portals on which we currently advertise, our business could suffer.

WE DEPEND ON DAVID R. HUMBLE, OUR FOUNDER AND CHIEF EXECUTIVE OFFICER, AND OUR OTHER KEY MANAGEMENT PERSONNEL AND THE LOSS OF THEIR SERVICES COULD HARM OUR BUSINESS. AS OUR MAJORITY STOCKHOLDER, MR. HUMBLE ALSO CONTROLS OUR BUSINESS AND THIS WEAKENS THE EFFECT OF OTHER STOCKHOLDERS' VOTES.

         Our business is dependent on David R. Humble, our founder and Chief Executive Officer, and other key management personnel. Although we have an employment agreement with Mr. Humble, our business would suffer if we were to lose his services. Under our employment agreement, Mr. Humble receives a base salary of $250,000 per year and a bonus to be determined by our compensation committee based on income before taxes. The employment agreement contains a non-compete provision for the term of employment and two years after it is over, as well as a non-disclosure provision. We have "key-man" life insurance in the amount of $2 million covering Mr. Humble.

         The success of our business will also depend on our ability to hire and retain additional qualified key executive management personnel particularly in the marketing, administrative and financial areas. Competition for qualified personnel in the Internet industry is intense. If we are unable to attract and retain additional qualified personnel, our business could suffer.

         Mr. Humble owns approximately 57.9% of our common stock. Therefore, he is able to determine the outcome of all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. Accordingly, our other stockholders will have little say in the outcome of these matters.

WE CAN'T BE CERTAIN THAT ADDITIONAL FINANCING WILL BE AVAILABLE TO US ON ACCEPTABLE TERMS IF WE NEED IT.

         We believe that the proceeds from our 1999 private placement, together with our cash flows from operations, will be sufficient to meet our anticipated capital needs through at least the next 12 months. However, due to unforeseen circumstances, unanticipated changes in our plans or other factors beyond our control, we may require financing sooner. Our business could suffer if financing is not available when we may require it.

                          FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors described in this prospectus. You should not place undue reliance on the forward-looking statements in this prospectus, which speak only as of the date the statement is made.

                                USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock or warrants by the selling security holders. If all of the warrants included in this registration statement are exercised, we will receive estimated gross proceeds of $5,935,875. We intend to use the proceeds primarily to for working capital and general corporate purposes. We offer no assurance that any of the warrants will be exercised.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         Our common stock is traded over-the-counter and quoted on the OTC Electronic Bulletin Board under the symbol "EDET." Public trading of the common stock commenced on June 27, 2000. Prior to that time, there was no public market for our common stock. The following table sets forth the high and the low bid quotations for the common stock as reported on the OTC Electronic Bulletin Board for the periods indicated. Such information reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                          LOW BID     HIGH BID
YEAR ENDED DECEMBER 31, 2001
         First quarter                                     $0.72        $1.81
YEAR ENDED DECEMBER 31, 2000:
         Fourth quarter                                    $0.69        $2.00
         Third quarter                                     $1.25        $4.00
         Second quarter (from June 27, 2000)               $2.00        $4.00


         As of May 10, 2001, there were approximately 194 holders of record of the Common Stock.

         The Company has never declared or paid cash dividends. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends on its capital stock in the foreseeable future.

                                CAPITALIZATION

         The following table shows our capitalization as of March 31, 2001, in thousands.

Long-term debt                                                          $   -0-

Stockholders' equity:
       Preferred stock, $.01 par value
              1,000,000 shares authorized, no shares issued
              and outstanding                                               -0-
       Common stock $.001 par value
              20,000,000 shares authorized; 13,553,104 shares
              issued and outstanding                                         14

       Additional paid-in capital                                         7,297

       Unearned compensation (1)                                             (7)

       Accumulated deficit                                               (6,813)
                                                                        -------
              Total stockholders' equity                                $   491
                                                                        -------
                    Total capitalization                                $   491
                                                                        =======

(1) Represents deferred compensation expenses in connection with unvested stock options we granted at an exercise price lower than the fair market value at the date of grant.

                            SELECTED FINANCIAL DATA

         You should read the selected financial information below in conjunction with the historical financial statements and related notes in this prospectus.

Statement of Operations Data (in thousands, except per share data):

                                         Year ended December 31,     Three Months Ended March 31,
                                         -----------------------     ----------------------------
                                            2000         1999           2001               2000
                                          --------     --------       -------            --------
Revenue                                   $ 11,434     $  2,385       $ 4,370            $  1,134

Cost of revenue                                544          427           295                 128
Product development                            238           92            81                  43
Sales and marketing                         12,747        1,145         3,114               1,581
General and administrative                   3,202        1,096           760                 642
Depreciation and amortization                  314          120            98                  58
Other income, net                              161           33             4                  74
Net (loss) income                           (5,450)        (462)           26              (1,244)
(Loss) earnings per common
    share-basic and diluted               $  (0.41)    $  (0.06)      $  0.00            $  (0.10)

Balance Sheet Data (in thousands):

                                                        March 31, 2001
                                                     --------------------
Working capital deficit                                   $ (1,432)
Total assets                                                 4,913
Total liabilities                                            4,422
Stockholders' equity                                           491


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

         We were originally formed in 1992 to acquire a predecessor company that was formed in 1970. Our original business was the design, manufacture and marketing of top-weight fabrics for use in the production of sportswear, swimwear and activewear. In 1995, we sold substantially all of our operating assets and until 1999 we did not have an operating business.

         In November 1999, we acquired eDiets.com, Inc., a Delaware corporation through the merger of a newly created subsidiary into eDiets.com, Inc. Upon the merger, eDiets.com, Inc.

became our wholly-owned subsidiary and we changed our name to eDiets.com, Inc. We changed our subsidiary's name to eDiets, Inc.

         eDiets, Inc. was incorporated in March 1996. By the end of 1997, we had:

     .   completed development of our original personalized diet program software;
     .   conducted a proof-of-concept test;
     .   established price points;
     .   created an Internet direct marketing campaign; and
     .   begun to generate revenues.

         In January 1998, we became the first company to market customized fee-based diet programs exclusively on the Internet.

         Thus far, we have derived more than 90% of our revenues from the sale of our customized diet programs. Beginning in the third quarter of 1999, we began to generate some revenues from the sale of email addresses of visitors to our web site who have authorized us to allow third party solicitations. During 1999, we also began to generate advertising revenues in addition to commission revenue from the sale of third-party vendor products advertised on our web site.

         During 2000, there was a significant increase in our business. At the end of the year, we had over 150,000 paying subscribers to our personalized diet program. Our total online community grew to over 3.4 million consumers who have completed our questionnaire, received a personal profile and have provided us with an email address. At March 31, 2001, we had over 250,000 paying subscribers and our total online community exceeded 4.8 million consumers.

         We recognize revenues from customer subscriptions to our program on a straight-line basis over the term of the subscription. Our present subscription term is either three or twelve months. We currently offer, and have in the past offered, subscribers various payment options, including periodic payments over the term of the subscription. Because revenues from customer subscription are recognized over the term of the subscription, we may incur the related marketing expenses in a quarterly term prior to the recognition of the corresponding revenue.

RESULTS OF OPERATIONS


Comparison of years ended December 31, 2000 and December 31, 1999

         The following table shows our results of operations expressed as a percentage of total revenues:

                                                      YEAR ENDED DECEMBER 31,
                                                       2000         1999
                                                   ------------  -----------
Revenue                                                 100   %      100   %

Cost of revenue                                           5           18
Product development                                       2            4
Sales and marketing                                     111           48
General and administrative                               28           45
Depreciation and amortization                             3            5
Other income, net                                         1            1
Net loss                                                (48)  %      (19)  %

         Our revenue for the year ended December 31, 2000 was $11,434,000 as compared to $2,385,000 for the year ended December 31, 1999. The increase in revenue was mainly due to the increase in the number of subscribers to our diet program. Paying members at December 31, 2000 were approximately 151,000 compared to 33,000 in the prior year. The principal reason for increase in the number of our members was the expansion of our advertising efforts in 2000, and to a lesser extent the fact that we had a lower priced membership compared to the prior year. Approximately 9.3% of our revenues in 2000 came from two additional sources of revenue:

     . advertising and commission revenue of $688,000 derived from the sale of third-party vendor products and the sale of advertising on our web site; and

     . opt-in email revenue of $371,000, which we derive from the sale of email addresses of visitors to our web site who have authorized us to allow third-party solicitations;

         As of December 31, 2000, we had deferred revenue of $1,352,000 relating to membership payments for which services had not yet been provided.

         Our cost of revenue includes:

     .   Internet access and service charges;

     .   revenue sharing costs; and

     .   salary payments to our nutritional staff;

         Cost of revenue increased to $544,000 or 5% of revenues for the year ended December 31, 2000 from $427,000 or 18% of revenues for the year ended December 31, 1999. We attribute the dollar increase primarily to increased Internet access and service charges and revenue sharing costs incurred in connection with the expansion of our operations, and increased compensation payments to our nutritional staff.

         Product development costs consist primarily of salary payments to our development staff and related expenditures for technology and software development. These expenses increased to $238,000 or 2% of revenues for the year ended December 31, 2000 from $92,000 or 4% of revenues for the year ended December 31, 1999. The dollar increase for the year ended December 31, 2000 as compared to the prior year was primarily due to additional personnel costs related to creating and testing new design concepts and tools to be used throughout our web site.

         Sales and marketing expenses consist primarily of Internet advertising expenses which we generally incur prior to the recognition of revenues from sales generated from those efforts. These expenses increased to $12,747,000 or 111% of revenues for the year ended December 31, 2000 from $1,145,000 or 48% of revenues for the year ended December 31, 1999. The dollar and percentage increases in sales and marketing expenses were primarily due to our more aggressive advertising placements with several major Internet portals, including several of the America Online websites, Yahoo, iVillage and Women.com. Included in sales and marketing expenses is a $3.0 million expense related to the offline advertising campaign that began in the second quarter of 2000. This campaign, which was the first offline advertising campaign for the Company, consisted of radio commercials and print advertisements in magazines targeted to potential members. New members from the campaign were less than expected and as a result the Company terminated its agreement with its advertising agency in June 2000 and halted any future offline advertising spending not already committed.

         General and administrative expenses consist primarily of salaries, overhead and related costs for general corporate functions, including professional fees. General and administrative expenses increased to $3,202,000 or 28% of revenues for the year ended December 31, 2000 from $1,096,000 or 45% of revenues for the year ended December 31, 1999. The dollar increase was primarily due to the increases in salaries due to additional personnel, general overhead and increases in professional fees. General and administrative expenses, as a percentage of revenues, decreased primarily due to a significantly higher customer base and related revenue compared to the prior year.

         Depreciation and amortization expenses increased to $314,000 or 3% of revenues for the year ended December 31, 2000 from $120,000 or 5% of revenues for the year ended December 31, 1999. The dollar increase was primarily attributable to the larger asset base subject to depreciation and amortization.

         We had interest income of $161,000 in the current year because we invested the proceeds of our private placement financing which we completed in the fourth quarter of 1999.

Comparison of the three months ended March 31, 2001 to the three months ended March 31, 2000

         The following table sets forth the results of operations for the Company expressed as a percentage of total revenue:

                                                  THREE MONTHS ENDED MARCH 31,
                                                      2001           2000
                                                   -----------    -----------
Revenue                                                100  %         100  %

Cost of revenue                                          7             11
Product development                                      2              4
Sales and marketing                                     71            140
General and administrative                              17             57
Depreciation and amortization                            2              5
Other income, net                                        *              7
Net loss                                                 1  %        (110) %

* less than 1%

         Revenue increased 285% to $4,370,000 for the three months ended March 31, 2001 compared to $1,134,000 for the three months ended March 31, 2000. The increase in revenue was mainly due to the increase in the number of subscribers to our diet program and to a lesser extent an increase in membership prices in the current period. Paying members at March 31, 2001 were approximately 185,000 compared to 66,000 in the comparable period a year ago. The principal reason for the increase in the number of our members was the expansion of our advertising efforts and the continued success in the Company's internal marketing efforts via its newsletters. Approximately 6% of our revenues in the three months ended March 31, 2001 came from two additional sources of revenue: opt-in email revenue and advertising and affiliate revenue.

         Opt-in email revenue increased 14% to $126,000 for the three months ended March 31, 2001 compared to $111,000 for the same period in the prior year. Such revenue is from the sale of email addresses of visitors to our web site who have authorized us to allow third party solicitations and is included in total revenues.

         Advertising and affiliate revenue increased 163% to $137,000 for the three months ended March 31, 2001 compared to $52,000 for the same period in the prior year. Such revenue is from the sale of advertising on our web site and is included in total revenues.

         As of March 31, 2001, we had deferred revenue of $2,477,000 relating to membership payments for which services had not yet been provided.

         Cost of revenue consists primarily of Internet access and service charges, revenue sharing costs, consulting costs for professionals that provide online meetings, and salary payments to our nutritional staff. Cost of revenues increased to $295,000 or 7% of revenues for the three months ended March 31, 2001 from $128,000 or 11% of revenues for the three months ended March 31, 2000. The dollar increase was primarily attributable to increased revenue sharing costs and additional personnel costs incurred for our nutritional staff.

         Product development costs consist primarily of salary payments to our development staff and related expenditures for technology, and software development. Product development expenses increased to $81,000 or 2% of revenues for the three months ended March 31, 2001 from $43,000 or 4% of revenues for the three months ended March 31, 2000. The dollar increase was primarily due to additional personnel costs related to creating and testing new design concepts and tools to be used throughout our web site.

     Sales and marketing expenses consist primarily of Internet advertising expenses and are generally incurred prior to the recognition of revenues from sales generated from those efforts. Sales and marketing expenses increased to $3,114,000 or 71% of revenues, for the three months ended March 31, 2001 from $1,581,000 or 140% of revenues for the three months ended March 31, 2000. The dollar increase in sales and marketing expenses was primarily due to more extensive advertising with several major Internet portals, including several of the American Online websites, Women.com, and eUniverse. At March 31, 2001, the Company had approximately $1,288,000 of prepaid advertising primarily representing future communication costs.

     General and administrative expenses consist primarily of salaries, overhead and related costs for general corporate functions, including professional fees. General and administrative expenses increased to $760,000 or 17% of revenues, for the three months ended March 31, 2001, from $642,000 or 57% of revenues for the three months ended March 31, 2000. The dollar increase was primarily due to the increases in personnel costs and general overhead.

     Depreciation and amortization expenses increased to $98,000 or 2% of revenues, for the three months ended March 31, 2001, from $58,000 or 5% of revenues, for the three months ended March 31, 2000. The dollar increase was primarily attributable to a greater amount of property and equipment subject to depreciation and amortization as compared to the same period in the prior year.

     Other income, net, which consists primarily of interest income, decreased to $4,000 in the current quarter from $74,000 in the prior year's comparable quarter. The decrease was primarily due to a lower average invested cash balance for the current period as compared to the same period in the prior year.

     As a result of the factors discussed above, we recorded net income of $26,000 for the three months ended March 31, 2001 compared to a net loss of $1,244,000 for the three months ended March 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

     As of March 31, 2001, we had cash and cash equivalents of $2,122,000. For the three months ended March 31, 2001, net cash provided by operating activities was $1,167,000 and was primarily due to an increase in deferred revenue and a decrease in accounts receivable. Net cash used in investing activities was $113,000 and related to purchases of computer equipment. Net cash used in financing activities was $19,000 for the period.

     We have online advertising commitments with major Internet portals totaling approximately $9.1 million over the next two years, of which approximately $6.0 million is payable over the next twelve months.

     In December 2000, we obtained an irrevocable standby letter of credit from a bank in the amount of $75,000 that expires in January 2002. In March 2001, we increased the letter of credit to $200,000. The letter of credit is collaterized by our cash equivalents and is being used to guarantee the obligations under capital leases for computer servers. As of March 31, 2001 we had approximately $18,000 in leased equipment against the letter of credit.

     Management believes that cash on hand and cash flows from operations will be sufficient to fund its working capital and capital expenditures for at least the next twelve months. To the extent the Company requires additional funds to support its operations or the expansion of its business, the Company may seek to undertake additional equity financing. There can be no assurance that additional financing, if required, will be available to the Company in amounts or on terms acceptable to the Company.

NEW ACCOUNTING PRONOUNCEMENTS

     As of January 1, 2001, the Company adopted Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which was issued in June 1998, and its amendments, Statements 137, "Accounting for Derivative Instruments and Hedging Activities -Deferral of the Effective Date of FASB Statement No. 133" and 138, "Accounting for Derivative Instruments and Certain Hedging Activities" issued in June 1999 and June 2000, respectively (collectively referred to as SFAS 133). The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The impact of adopting SFAS 133 did not have a material impact on the Company's financial position, results of operations or cash flows.

                                   BUSINESS

     We are the leading subscription-based online diet and fitness center, with a current base of over 200,000 paying customers and a total online community of over 5.2 million consumers. We were named a Forbes Best of the Web Fitness and Nutrition Website by Forbes Magazine for the Year 2000.

     We are one of the original marketers of customized fee-based diet programs exclusively online. We have developed a proprietary software engine that enables us to create a diet program, which we call our eDiets program, that is unique to each consumer and then deliver it directly to the consumer's home or office via the Internet. We believe our personalization features, low cost and centralized Internet distribution create a unique competitive advantage in a market where the market leader, Weight Watchers International, operates a decentralized network of brick and mortar storefronts.

     We were formed in 1992 to acquire a predecessor company that was formed in 1970. Our original business was the design, manufacture and marketing of top-weight fabrics for use in the production of sportswear, swimwear and activewear. In 1995, we sold substantially all of our operating assets and until November 1999 had not had an operating business.

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

     In November 1999, we acquired eDiets.com, Inc., a Delaware corporation through the merger of a newly created subsidiary into eDiets.com, Inc. Upon the merger, eDiets.com, Inc. became our wholly owned subsidiary and we changed our name to eDiets.com, Inc. We changed our subsidiary's name to eDiets, Inc.

     At our Online Diet Center, we offer programs for both women and men. Women currently represent approximately 90% of our customers. To enroll in a program, a consumer completes a questionnaire and their personal profile is automatically generated. We use this profile to create a private Internet diet site for the consumer to access for meal plans and other professional advice and information.

     We also publish eDiets News, an online diet information resource. We currently email our newsletter four times a week to a community of over 5.2 million consumers who have completed our questionnaire, received a personal profile and have provided us with an email address.

     In January 2001, we launched a personalized exercise and fitness program to supplement our basic diet program. Our fitness module contains personalized workout schedules, complete with animated exercise instruction.

     During 2000, our web site had 13.7 million visitors and over 250,000 consumers from over 33 countries purchased subscriptions to our personalized diet program. Based on our internally developed numbers, we believe that our members spend on the average 105 minutes per month on our site and have approximately 114 page-views a month.

     In November 2000, we entered into a joint venture with Unislim Ireland, Limited, the leading weight loss center business in Ireland, to market our online weight loss programs in Europe, Australia and New Zealand. Under the terms of our joint venture agreement, we received a 60% interest in the joint venture primarily in return for the license of our international technology rights to the joint venture. The initial international launch occurred in the United Kingdom in March 2001.

     Our revenues in 2000 were $11,434,000. The majority, or 90.7%, of our revenues came from the sale of our programs. The remaining revenue came from our sale of email addresses of visitors to our web site who have authorized us to allow third party solicitations and from commissions from the sale of third-party vendor products and advertising on our web site.

INDUSTRY OVERVIEW

     According to federal clinical guidelines on obesity issued by the National Heart, Lung and Blood Institute, in cooperation with the National Institute of Diabetes and Digestive and Kidney Diseases, approximately 60% of adults in the United States are overweight or obese. Recent studies reported in the Journal of American Medical Association indicate that in excess of $33 billion per year is spent on weight-control products and services.

     The weight-management industry consists of commercial weight-loss centers and physician-directed programs. Programs that are provided by physicians using prescription medication serve a relatively small segment of the market and are relatively expensive.

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

Magazines, books, periodicals and public services offer unsupervised programs. The cost of these unsupervised programs range from free to the cost of a book or tape. Supervised programs offered by weight-loss clinics provide personal guidance and supervision, and cost substantially more than the eDiets program. Typically, the cost to the consumers for a program that provides personal guidance similar to the eDiets program ranges from $10-$14 per week, excluding the cost of food. Specialty foods offered by some weight-loss clinics cost approximately $60 per week.

EVOLUTION OF OUR BUSINESS

          eDiets was formed in March of 1996.  In 1997:

  .  we completed development of our proprietary software;
  .  conducted a proof-of-concept test;
  .  established price points;
  . created an Internet direct marketing campaign; and . began to generate revenue.

     In January 1998, we became the first company to market a customized fee-based diet program exclusively on the Internet. We tested new site formats, marketing messages and pricing options designed to increase the number of site visitors and improve the ratio of subscribers to site visitors. During this period, we also increased our Internet server and communications network capacity to support a higher level of operations.

     In mid-1998, we created eDiets News, our online diet, fitness and nutrition newsletter. During the second half of 1998, we began placing advertisements with several major Internet portals, including several of the America Online web sites, Yahoo and iVillage, to determine the most productive media buys.

     In February 1999, we completed development of proprietary software to measure consumer response in real time to marketing, pricing and other elements of a direct marketing campaign. This software uses certain elements of an in-store marketing system. David Humble, our founder and Chief Executive Officer, has filed a patent application covering this system and licensed the rights to the invention covered by the patent application to us for use in the scope of our current business. Our system has allowed us to significantly improve the yield on advertising expenditures.

     In November and December 1999, we completed a private placement financing raising approximately $6 million of net proceeds. Primarily utilizing proceeds from the financing, we significantly increased our advertising placements with several major Internet portals in 2000. With the significant growth in our paying members and our total online community, we have become the leading subscription-based online diet and fitness center.

OUR MARKET OPPORTUNITY

     We believe consumers are becoming more interested in their general health and appearance today. We see a growing trend towards natural solutions for nutritional well-being

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

and, accordingly, the potential to increase sales of our current and future nutritional programs, products and services. We also believe that many consumers find the conventional diet center experience to be inconvenient and costly because of factors such as:

  .  lack of privacy;
  .  travel time to the diet center;
  .  special food requirements; and
  .  scheduling demands.

     We created our online nutrition management center and personalized diet programs to provide consumers with a convenient and productive experience in a private and accessible online environment. The Internet provides a unique opportunity for us to deliver our programs and services faster, more conveniently and at less cost than Weight Watchers International, Jenny Craig, Inc. and our other offline competitors. The key components of our solution include:

  . PERSONALIZATION. Consumers benefit from a diet program that is personalized. Our system generates a custom diet for individuals based on their individual characteristics, needs, likes and goals. Our program allows the individual to make modifications and provides a way for the individual to communicate their progress so that their program can be updated periodically.

  . CONVENIENCE. Our Online Diet Center and customer service is available to consumers 24 hours a day, 7 days a week, from their home or office. It provides a range of services that is comparable to conventional offline centers that have limited hours of operation and require travel to and from their centers.

  . PRIVACY. Diet and weight-loss can be a sensitive subject that often requires frank discussions regarding solutions. Our online meetings and bulletin boards allow members to choose the option of being anonymous. This leads to more open and productive discussions between members and our staff, and within the eDiets community.

OUR STRATEGY

     We believe there is an established need for conventional weight management services internationally. Our primary positioning objective is to establish personalization as a new and essential component of this service in the mind of the consumer, and to identify eDiets as the originator of the concept. In addition, we intend to establish nutrition management as a new online category that includes not only consumers interested in weight management, but also those interested in fitness, healthy living and the aging process. We also intend to establish eDiets as a vertical Internet portal for diets and the leading online provider of personalized nutrition management services. The key elements of our strategy to reach these objectives include:

  . FOCUS ON ONLINE MARKETING AND DISTRIBUTION. Our primary advantage in the market is the economics of the Internet, including the relative low cost of customer acquisition, program distribution and customer communications compared to offline weight management programs. We plan to accelerate the online marketing of our current offerings and add additional programs, services and products to become the primary online destination for personalized diet-related advice, information and products.

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

  . REACH MORE CONSUMERS. We believe the growth of the Internet will provide us with opportunities to expand our marketing and reach consumers in markets, such as:

          - medical offices;
          - fitness centers;
          - company intranets;
          - nutrition stores; and
          - related outlets at the retail level.

  . PROMOTE REPEAT PURCHASES. We recognize the value of an acquired customer. Therefore we plan to implement long-term nutritional management programs to encourage the continued participation of eDiets members.

  . EMPLOY NEW TECHNOLOGIES. As Internet streaming audio and video become mainstream, we will seek to utilize these technologies to feature recognized personalities to broadcast their advice, information and motivational messages to our customer base.

  . EXPAND OUR BUSINESS INTERNATIONALLY. Through our joint venture with Unislim Ireland, Limited we plan to expand our business internationally, first in Ireland and the United Kingdom and then throughout Europe, Australia and New Zealand.

THE EDIETS PROGRAM


     Our eDiets program is a customized diet program based on a profile provided by the user utilizing our proprietary software. To create an eDiets program for the user, the software system analyzes personal goals, food preferences and lifestyle, with nutrition content. It then creates a program that varies by individual and by changes in the individual's needs. The personalization feature eases the transition from the individual's current diet to the eDiets diet, because it includes familiar food groups and is in a format that fits the individual's lifestyle. The program includes a list of the "100 Best Supermarket Products", a personalized supermarket shopping list and weekly email tips, advice and information.

     To begin the program, consumers answer a series of profile questions and select a food plan. The program offers three different food plans:

  .  A convenience food plan, comprised of pre-packaged food products;

  . A recipe plan, which primarily contains food recommendations requiring preparation; or

  .  A combination convenience and recipe food preparation format.

     This information forms the individual's personal profile. Most customers use a credit card on our secure server to subscribe, while a limited number choose to subscribe by phone or fax and pay by check. Their first week's program is delivered immediately after their credit card submission or check payment has been received.

     Each new member has a personal homepage we call "My eDiets". With their My eDiets custom page, members can visit their site at any time to receive progress reports, access meal plans, shopping lists and hundreds of diet resources.

     The current subscription term for the eDiets program is three months, and the cost of the subscription is approximately $35 if paid at the time of the subscription, or $40.00 if paid over three months. After the three months, members may continue their subscription on a monthly basis at a cost of $10 per month. Members have unlimited access to services during this period. We also offer a one-year subscription program at the cost of $80 paid at the time of the subscription. We continually evaluate the cost of our program and expect price changes in the future.

     Members are encouraged to attend regular online motivation meetings and have access to chat rooms where they can receive community support 24 hours a day, seven days a week. They receive guidance, have the opportunity to ask questions and learn from others with the same goals. We believe that the online meetings provide a more convenient and private means of sharing ideas and experiences than traveling to conventional weight management storefronts, and attending open meetings with strangers.

     The eDiets program consists exclusively of professional advice and information and uses nutrition standards established by the federal government. The program is designed around caloric intake. In our program we only specify foods that can be purchased at the supermarket. We do not recommend or market diet pills or other controversial products.

     In January 2001, we launched our new fitness program which we offer to paying subscribers of our weight loss program at an additional fee ranging from $5 - $10 per month. The fitness program contains personalized workout schedules with animated exercise instruction. We believe that with the addition of the fitness module, we will be able to attract more male subscribers who are generally interested in exercise and fitness in addition to dieting programs.

MARKETING AND PROMOTION

     Our marketing plan to generate traffic to our web site and attract customers consists of:

  . INTERNET ADVERTISING. A majority of our sales are generated from direct response advertising on the Internet. We place advertising banners on several major Internet online portals and sites that target female audiences with health and nutrition interests. We estimate that from 1% to 15% of the consumers who visit the sites on which we advertise on a regular basis, and viewed our advertising banners, responded by "clicking through" to the eDiets site. We have an advertising agreement with America Online, which runs through January 2003. Our agreement with America Online consists of traditional banner advertising as well as the integration of our proprietary co-branded content throughout the America Online network and its affiliated properties. We have entered into an advertising agreement with iVillage which runs through June 2002 and have entered into an advertising agreement with Yahoo which runs through April 2002. We also advertise on other web sites including Women.com, Lifeminders and On-Health.

  . eDIETS NEWS. Our newsletter eDiets News, an online diet, fitness and nutrition resource is offered free to consumers. Currently, eDiets News generates over 15 million

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

      page views per month and is mailed to a community of over 5.2 million consumers who have completed our questionnaire, received a personal profile and provided us with an email address. The newsletter is delivered four times a week to each subscriber. We obtain information for the newsletter from other Internet medical and health information providers and we write and edit all material. The newsletter also contains reference to certain health and nutrition related web sites of other companies with which we have revenue sharing arrangements.

  . REVENUE SHARING. In December 1998, we signed an agreement with Microsoft's Link-Share, an Internet company that arranges affiliate programs. These affiliate programs allow other Internet sites to offer the eDiets program on their sites in exchange for a specified commission. We also pay an annual fee and a commission for each sale to Link-Share. As of December 31, 2000, we had 16,957 affiliates under the Link-share program. In addition to this affiliate program, we have arrangements with other web sites for the display of the eDiets banner in exchange for a share of the revenue from sale of subscriptions. Among the sites that we currently have revenue sharing arrangements with are Cybergold and ClickTrade.

  . OFFLINE MARKETING CAMPAIGN. In the second quarter of 2000, we commenced an offline marketing campaign. This campaign, which was our first offline advertising campaign, consisted of radio commercials and print advertisements in magazines targeted to potential members. The results of the offline campaign did not meet our sales expectations and as a result we terminated our agreement with the advertising agency and halted any remaining uncommitted offline advertising spending. However, we believe we will utilize some level of offline advertising in 2001.

COMPETITION

     We currently compete with several non-Internet weight-loss companies. Our major offline competitors are Weight Watchers International and Jenny Craig, Inc.

     We were one of the original marketers of customized fee-based diet programs exclusively online. We believe we can successfully capture market share from the established offline competitors for the following reasons:

  . CENTRAL POINT OF OPERATIONS. We market and distribute our programs from a single facility via the Internet. This is a more efficient system than operating a network of storefronts with fixed costs and staffing.

  . GEOGRAPHIC REACH. Conventional diet centers are typically located in areas where the population is concentrated and their use is limited by many convenience factors. As use of the Internet expands, eDiets will be able to reach more consumers.

  . FRANCHISEES. Most conventional diet center companies have sold territorial rights to their products and services to franchisees, and may face difficulties adopting a direct-to-consumer sales strategy.

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

     We believe that for our major offline competitors the challenge of an Internet entry is their current investment in hard assets, lease commitments and, more importantly, their franchised outlets. An Internet offer could cannibalize sales from existing storefronts, including those of franchisees. At this time, the non-Internet leaders have web sites, but they are limited to providing information, or driving traffic to their conventional storefronts.

     We also compete with a number of Internet sites, such as iVillage, Thrive and America Online Health Channel, which provide free health and nutrition information, including diet information. However, these major sites utilize an advertising model and do not currently offer a fee-based program or provide any personalization features.

     We know of four other online competitors aggressively marketing an online program with similarities to our program. Cyberdiet.com, has had an Internet presence for approximately three years offering free programs. It had introduced a subscription fee-based diet program comparable to ours, but has recently returned to a free program. In addition, we compete with Nutrisystem.com, an online weight-loss program by NutriSystem, Inc. The NutriSystem program requires the purchase of the NutriSystem pre-packaged product line, which is only available through the Nutrisystem.com web site. There are also two newer companies that have developed personalized, fee-based diet programs, Asimba and Diet Smart. Asimba's program is primarily a personalized fitness program that provides a daily meal plan as well as nutritional information. Asimba recently switched to a subscription-based model diet program. Diet Smart provides a choice of meal plans and is also fee-based. We believe that there are also several additional websites under construction that will offer weight-loss programs that are very similar in design to our program.

     Due to the success of our program and the development of other competitive online weight loss programs, we anticipate that the industry leaders can be expected to mount a meaningful form of Internet response. In addition, given the rapid expansion of the Internet, other companies may develop similar programs or health-related sites that compete vigorously with our programs and services. Accordingly, we could experience increasingly intense competition in our marketplace and our business and operations could suffer.

INTELLECTUAL PROPERTY, PROPRIETARY RIGHTS AND DOMAIN NAMES

     Our success depends on the protection of our original interactive proprietary software and systems and the goodwill associated with our trademarks and other proprietary intellectual property rights. Our interactive personalized diet programs are based on proprietary software that we have developed.

     David R. Humble, our founder and Chief Executive Officer, has filed a patent application covering the means of using the Internet to provide an interactive link in a store for the purpose of providing retailers and manufacturers with information to measure the response of the consumers to sales and marketing information. He has granted us a royalty-free exclusive perpetual license to use the aspects of the invention under the patent, if a patent is issued, that relate to our Internet marketing program. We have incorporated limited aspects of this software into our software to measure consumer response in real time to marketing, pricing and other elements of our program. For example, we can measure consumer response to changes in our page format or the attractiveness of various payment options. We can receive real time responses to these modifications and options.

     We attempt to protect our intellectual property and proprietary rights through a combination of trademark and copyright law, trade secret protection, and confidentiality agreements with our employees, and marketing and advertising partners. We pursue the registration of our domain names, trademarks and service marks in the United States. A substantial amount of uncertainty exists concerning the application of copyright and trademark laws to the Internet and there can be no assurance that existing laws provide adequate protection of our proprietary intellectual property or our domain names. The steps we take to protect our proprietary rights may not be adequate and third parties may infringe or misappropriate our copyrights, trademarks, service marks and similar proprietary rights.

INFRASTRUCTURE OPERATIONS AND TECHNOLOGY

     We have designed our infrastructure to provide reliability and scalability as it supports our operations. Our architecture currently consists of an array of Dell Power Edge Servers running the Microsoft Windows NT Server Operating System and Web Server Software from Microsoft and Allaire. The servers are located in a secure third-party web hosting facility in Herndon, Virginia. This facility provides us with:

  .  ready access to increased network bandwidth;

  .  improved redundancy and disaster recovery;

  .  24-hour onsite management and support; and

  .  the security and protection of a reliable data center.

     Although this facility provides us with increased security and reliability, we can't assure you that there will be no interruption in service. To the extent that service is interrupted or delayed, we could experience a decrease in traffic, loss of customers, and harm to our reputation.

GOVERNMENT REGULATION

     There are an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to:

  . liability for information retrieved from or transmitted over the Internet;
  .  online content regulation;
  .  visitor privacy; and
  .  taxation and quality of products and services.

Moreover, the applicability to the Internet of existing laws governing issues such as:

  .  intellectual property ownership and infringement;

     .   copyright;
     .   trademark;
     .   trade secret;
     .   obscenity;
     .   libel;
     .   employment; and
     .   personal privacy

is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws may have an adverse effect on our business.

LIABILITY FOR INFORMATION RETRIEVED FROM OUR WEB SITE AND FROM THE INTERNET

         Content may be accessed on our web site and this content may be downloaded by visitors and subsequently transmitted to others over the Internet. This could result in claims against us based on a variety of theories, including negligence, copyright or trademark infringement. We could also be exposed to liability with respect to third-party content that may be posted by visitors in our chat rooms or bulletin boards. It is also possible that if any information contains errors or false or misleading information, third parties could make claims against us for losses incurred in reliance on such information. In addition, we may be subject to claims alleging that, by directly or indirectly providing links to other web sites, we are liable for copyright or trademark infringement or the wrongful actions of third parties through their respective web sites. The Communications Decency Act of 1996 provides that, under certain circumstances, a provider of Internet services shall not be treated as a publisher or speaker of any information provided by a third-party content provider. This safe harbor has been interpreted to exempt certain activities of providers of Internet services. Our activities may prevent us from being able to take advantage of this safe harbor provision. Any claims brought against us in this respect may have a material and adverse effect on our business.

PRIVACY CONCERNS

         The Federal Trade Commission has adopted regulations and guidelines regarding the collection and use of personal identifying information obtained from individuals when accessing web sites, with particular emphasis on access by minors. Such regulations include requirements that companies establish certain procedures to, among other things:

     . give adequate notice to consumers regarding information collection and disclosure practices;

     . provide consumers with the ability to have personally identifiable information deleted from a company's database;

     . provide consumers with access to their personal information and with the ability to rectify inaccurate information;

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

     . clearly identify affiliations with third parties that may collect information or sponsor activities on a company's web site; and

     . obtain express parental consent prior to collecting and using personal identifying information obtained from children under 13 years of age.

         These regulations also include enforcement and redress provisions. We have implemented and intend to continue to implement programs designed to enhance the protection of the privacy of our visitors and comply with these regulations. However, the FTC's regulatory and enforcement efforts may adversely affect our ability to collect personal information from visitors and customers and therefore limit our marketing efforts.

TRADE PRACTICES REGULATIONS

         The FTC and certain states regulate advertising and consumer matters such as unfair and deceptive trade practices. The State of Florida, where our corporate offices and operations center are located, regulates certain marketing and disclosure requirements for weight loss providers. In addition, the nature of our interactive Internet activities may subject us to similar legislation in a number of other states. Although we intend to conduct our operations in compliance with applicable regulatory requirements and continually review our operations to verify compliance, we can't assure you that aspects of our operations will not be reviewed and challenged by the regulatory authorities and that if challenged that we would prevail. Furthermore, we can't give any assurance that new laws or regulations governing weight loss and nutrition services providers will not be enacted, or existing laws or regulations interpreted or implied in the future in such way as to cause harm to our business.

REGULATIONS OF OTHER JURISDICTIONS

         Due to the global nature of the Internet, it is possible that, although transmissions by us over the Internet originate primarily in the United States, the governments of other foreign countries might attempt to regulate our transmissions or prosecute us for violations of their laws. These laws may be modified, or new laws enacted, in the future. Any of these developments could cause our business to suffer. In addition, as our service is available over the Internet in multiple states and foreign countries, these jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each state or foreign country. We have not qualified to do business as a foreign corporation in any jurisdiction, except Florida. This failure by us to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in such jurisdictions.

EMPLOYEES

         As of May 1, 2001, we had 56 employees. We have an arrangement with a third-party professional employer service which provides services, including payroll, human resources benefits and workers compensation administration, for all of our employees. We believe our relationship with our employees is good.

PROPERTIES

         We currently lease approximately 2,600 square feet of office space in Deerfield Beach, Florida, under a lease expiring on September 30, 2004. The current monthly rental, including lessor leasehold improvements repayment obligation and pro-rated share of common area facilities expenses, is $3,782.

LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings.

                                  MANAGEMENT

Directors And Executive Officers

         Our Directors and Executive Officers are as follows:

NAME                        AGE              POSITION
----                        ---              --------

David R. Humble             65               Chairman of the Board and Chief
                                             Executive Officer

Robert T. Hamilton          37               Chief Financial Officer

Steven Johnson              36               Chief Technology Officer

Christine M. Brown        43               Vice President of Operations

Ronald Caporale           35               Executive Vice President of Business
                                           Development

Isaac Kier                48               Director

Matthew A. Gohd           44               Director

James M. Meyer            64               Director

Lee S. Isgur              63               Director

DAVID R. HUMBLE has served as our Chairman of the Board since the closing of our merger in November 1999. He has also served as our Chief Executive Officer during this period except for the period from August through December 2000 when David J. Schofield was our Chief Executive Officer. Mr. Humble has also served as Chairman of the Board, President and Chief Executive Officer of eDiets, Inc. since he founded that company in March 1996. From July 1995 to August 1996, he was a consultant to Advanced Promotion Technologies, Inc., which was engaged in the development and marketing of interactive electronic point of sale marketing systems in supermarkets. From 1987 to July 1995, he had served as Chairman of the Board of Advanced Promotion Technologies, Inc. and additionally as the Chief Executive Officer until 1993. Advanced Promotion Technologies, Inc. filed for bankruptcy protection in August 1996. From 1985 to 1987, he was the President, Chief Executive Officer and Director of CheckRobot, Inc., which developed a self-service checkout system for supermarkets. From 1968 to 1985, he served in a number of marketing and operations capacities with Sensormatic Electronics Corporation, which develops and markets electronic security and surveillance products, including Vice President/Manufacturing and Vice President/Future Products and was a member of its board of directors. Mr. Humble holds a number of technology patents, including the original electronics security tag found on garments in retail stores worldwide to protect against shoplifting.

ROBERT T. HAMILTON has served as our Chief Financial Officer and Treasurer since November 1999. From July 1995 to November 1999 he was Manager, Financial Reporting for Equinox Systems Inc., a public company engaged in the design and development of serial input/output communication devices. Prior to July 1995, Mr. Hamilton was an audit manager with Arthur Andersen LLP. Mr. Hamilton is also a certified public accountant.

STEVEN JOHNSON has served as our Chief Technology Officer since November 1999. Mr. Johnson had served as the Chief Technology Officer of eDiets, Inc. since November 1998 and prior to that had been its Director of Software Development on a part-time basis. From November 1996 through November 1998, he served as a Senior Principal Engineer for Sensormatic Electronics Corporation. From April 1991 to November 1996, he was the Manager for Software Development for Advanced Promotion Technologies, Inc.

CHRISTINE M. BROWN has served as our Vice President of Operations since August 2000. Previously, she held the Director of Operations position from November 1999 to August 2000. From February 1999 to July 1999, she was a financial consultant to eDiets, Inc. From March

1997 through June 1999 she was the Manager for Financial Reporting for Iron Mountain Records Management, Inc., a company engaged in the management of off-site record storage. From June 1995 to March 1997, she was the Director of Business Development of the Family Behavioral Center in Delray Beach, Florida. From March 1988 through April 1995, she was the Director of Operations for Advanced Promotion Technologies, Inc.

RONALD CAPORALE has served as our Executive Vice President of Business Development since January 2001. Mr. Caporale helped launch eDiets, Inc. in 1996 and served as its Director of Marketing and Business Development through September 1999 when he left our company to join iVillage, Inc., operator of iVillage.com. While at iVillage, Mr. Caporale's positions included Vice President and General Manager of Sales.

ISAAC KIER served as our President, Chief Executive Officer and Chairman of the Board from 1992 until November 1999. He was the President and Chief Executive Officer since 1981 and Chairman of the Board since 1987 of Lida, Inc., a predecessor company we acquired by merger in 1992. He was the Vice President of Lida, Inc. from 1978 to 1981. Since our merger with eDiets, Inc. in November 1999, he has served as a member of our board of directors and a member of our audit committee. He was also a member of our executive committee until December 2000. Since February 2000, Mr. Kier has been a general partner of Coqui Capital Patterns, a venture capital firm licensed by the SBA as an SBIC. Coqui has approximately $50 million under management and has minority investments in 10 new media companies. Mr. Kier also serves on the board of directors of SecureLogix, Inc, Montebello Brand Liquors, Inc, and Islanet, Inc. From April 1997, he has been a principal of First Americas Partners, LLC, a $50 million investment partnership focusing on investments in North and South America. From 1987 to 1997, he also served as the Managing Partner of Dana Communications Limited, a non-wireline cellular licensee.

MATTHEW A. GOHD has served as a member of our board of directors and a member of our executive committee since November 1999. Since 1989, Mr. Gohd served as Senior Managing Director, Capital Markets of Whale Securities Co., L.P., our Placement Agent and Blue Stone Capital Corp., the successor to the business of Whale Securities. Mr Gohd was recently elected to the post of co-chairman of Blue Stone. Mr. Gohd is also a Director of OnStage Entertainment, Inc. a publicly-held company engaged in concert promotions.

JAMES M. MEYER has served as a member of our board of directors since December 1999. Although currently retired, Mr. Meyer was the Agency Manager of James M. Meyer Agency, a corporate planning and insurance agency he founded in 1967. The agency, which offered sales and services provided by The Equitable Company/AXA, grew into one of the top ten agencies in the insurance industry, with almost 400 employees. He is also a member of our audit and compensation committees.

LEE S. ISGUR has served as a member of our board of directors since December 1999. He is also a member of our executive committee, audit committee and compensation committee. Mr. Isgur has been the Managing Partner of Corporate Counselors, a research and investment banking consulting firm since 1997. From 1994 to 1997, he was Managing Director of Jeffries & Company, an investment-banking firm. From 1991 to 1994, he was a partner at Volpe Welty Company, an investment-banking firm. From 1977 to 1991, he was employed by Paine Webber, an investment-banking firm, where he became a First Vice President. As an analyst and banker on Wall Street for over 30 years, Mr. Isgur has participated in numerous public and private offerings for both domestic and international companies over a broad array of consumer, entertainment and technology industries.

         Directors are elected at each annual meeting of our stockholders and hold office until the next annual meeting of stockholders and the election and qualification of their successors. Our executive officers serve at the discretion of the board of directors. There are no family relationships among any of our directors or executive officers.

Committees Of The Board

         We have established three committees of the board of directors. They are:

 .    an executive committee which has all the authority which may be delegated to such committee under Delaware Corporation Law. The executive committee currently consists of David R. Humble, Isaac Kier and Lee S. Isgur.

 .    an audit committee which reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The audit committee currently consists of Isaac Kier, James M. Meyer and Lee S. Isgur.

 .    A compensation committee which reviews and recommends to the board the compensation and benefits of all of our executive officers, administers our stock option plan and establishes and reviews general policies relating to compensation and benefits of our employees. The compensation committee currently consists of Lee S. Isgur and James M. Meyer.

Director Compensation

         Our directors do not currently receive any cash compensation from us for their services as members of the board of directors, although they are reimbursed for travel and lodging expenses in connection with attendance at board and committee meetings. Under our 1999 Stock Option Plan, non-employee directors are eligible to receive non-discretionary automatic grants of vested options to purchase 25,000 shares of common stock per year at an exercise price equal to the market price of our common stock on the date of grant. Upon their appointment to the board, each of the current directors, except for Mr. Humble, received 25,000 vested options exercisable at $2.00 per share. In addition, Messrs. Humble, Gohd and Kier, the members of our Executive Committee, each received on their appointment a one-time grant of options to purchase 100,000 shares of common stock at an exercise price of $2.00 per share.

         In February 2000, each member of the audit committee and compensation committee received a grant of an option for 25,000 shares at an exercise price of $2.00 per share. These options vest on a quarterly basis over a period of two years from the date of grant.

         During 2000, Mr. Meyer provided consulting services to the Company beyond his duties as a member of the Board of Directors. As compensation for these services the Company granted him vested options to purchase 50,000 shares of common stock at an exercise price of $1.87 per share in September 2000.

         As an annual automatic grant under our Plan for service on the Board, in November 2000, Mr. Gohd and Mr. Kier received 25,000 vested options exercisable at a $1.38 per share, and in December 2000, Mr. Meyer and Mr. Isgur received 25,000 vested options exercisable at $0.77 per share.

Executive Compensation

Cash Compensation

         The following table summarizes all compensation paid by us during our fiscal years ended December 31, 2000, December 31, 1999 and December 31, 1998 to our Chief Executive Officer, our former Chief Executive Officer and each other executive officer whose annual compensation exceeded $100,000 during the fiscal year ended December 31, 2000.

                                                           SUMMARY COMPENSATION TABLE

                                           ANNUAL COMPENSATION                      LONG TERM AWARDS
                                    -------------------------------------------------------------------------
NAME AND                                                        OTHER      SECURITIES
PRINCIPAL                                                       ANNUAL     UNDERLYING          ALL OTHER
POSITION                   YEAR      SALARY ($)   BONUS ($)     COMP ($)   OPTIONS (#)        COMPENSATION
-------------------------------------------------------------------------------------------------------------
 David R. Humble,
    Chairman and           2000     $157,203           -             -               -                -
    Chief Executive        1999       17,309           -             -         100,000                -
    Officer                1998            -           -             -               -                -

 David J. Schofield,       2000     $ 78,846           -             -          83,333         $150,000(1)
     former Chief          1999            -           -             -               -                -
     Executive Officer     1998            -           -             -               -                -

 Steven Johnson,           2000     $124,670     $10,000        $1,346(2)       62,998                -
     Chief Technology      1999       86,899           -             -         159,993                -
     Officer (3)           1998        8,175           -             -          75,429                -

 Robert T. Hamilton,       2000     $100,000           -        $2,500(2)       32,000                -
     Chief Financial       1999        8,462           -             -         100,000                -
      Officer (4)          1998            -           -             -               -                -

__________________________

   (1) Represents a severance payment we accrued in December 2000 and paid in January 2001 to Mr. Schofield in connection with the termination of his employment.
   (2) Represents 401 (k) contributions made by us on behalf of Mr. Johnson and Mr. Hamilton.
   (3) Mr. Johnson joined our subsidiary eDiets, Inc. in November 1998.
   (4) Mr. Hamilton joined us in November 1999.

Option Grants In The Last Fiscal Year

         The following table sets forth each grant of stock options we made during the year ended December 31, 2000 pursuant to our 1999 Stock Option Plan to each of the executive officers named in the Summary Compensation Table:

                          OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                   (INDIVIDUAL GRANTS)

                      NUMBER OF      % OF TOTAL      EXERCISE
                      SECURITIES    OPTIONS/SARS        OR
                      UNDERLYING     GRANTED TO        BASE
                       OPTIONS      EMPLOYEES IN       PRICE      EXPIRATION
      NAME            GRANTED(#)     FISCAL YEAR       ($/SH)        DATE
--------------------------------------------------------------------------------
David R. Humble             -               -               -             -

David J. Schofield    500,000(1)         44.4%          $1.94      08/21/05

Steven Johnson         45,998             4.1%          $2.00      01/26/05
                       17,000             1.5%          $0.77      12/27/05

Robert T. Hamilton     32,000             2.8%          $0.77      12/27/05

____________________

(1) In connection with the mutually agreed termination of his employment in December 2000, 416,667 of the options forfeited.


Option Exercises And Holdings

       The following table sets forth information regarding option exercises during 2000 by each of the executive officers named in the Summary Compensation Table.

     AGGREGATE OPTION EXERCISES FOR FISCAL 2000 AND YEAR END OPTION VALUES

                                                                   VALUE OF
                                                  NUMBER OF       UNEXERCISED
                                                 UNEXERCISED      IN-THE-MONEY
                                                  OPTIONS AT       OPTIONS AT
                                                 DECEMBER 31,      DECEMBER 31,
                        SHARES                     2000($)           2000($)
                       ACQUIRED      VALUE($)    EXERCISABLE/      EXERCISABLE/
        NAME          ON EXERCISE    REALIZED    UNEXERCISABLE    UNEXERCISABLE
-------------------------------------------------------------------------------
David R. Humble                 -           -     100,000/-                -

David J. Schofield              -           -      83,333/-                -

Steven Johnson                  -           -     254,376/94,330   $89,107/-(1)

Robert T. Hamilton              -           -      50,000/82,000           -

___________________

(12) The total value of unexercised in-the-money options is based upon the difference between $0.7188, the closing price of our common stock on the OTC Electronic Bulletin Board on December 29, 2000 and the exercise price of $0.01 of 125,715 of Mr. Johnson's options.

Employment Agreements

         In November 1999, we entered into a three-year employment agreement with Mr. Humble. He currently receives a base salary of $250,000 per year, which was increased from $150,000 in December of 2000. He is also entitled to receive a bonus to be determined by the Compensation Committee, based on income before taxes. The employment agreement contains a non-competition provision for the term of employment and two years thereafter and a non-disclosure provision.

         In November 1999, Mr. Hamilton became our Chief Financial Officer. We currently pay him an annual base salary of $110,000. In November of 1999, we granted him 100,000 five-year stock options which vest in four semi-annual installments over a two year period and are exercisable at $2.00 per share. In December of 2000, we granted him 32,000 stock options at an exercise price of $0.77 per share vesting in four semi-annual installments over a two year period. While Mr. Hamilton does not have an employment agreement for a fixed term, we have agreed that if we chose to terminate his employment without cause, we shall provide him with four months of severance at his then current salary.

         In August 2000, we entered into a three-year employment agreement with David J. Schofield, to serve as our Chief Executive Officer, with an annual base salary of $250,000. We also granted him 500,000 five-year stock options, which were to vest in six semi-annual installments over a three-year period and are exercisable at $1.94 per share. The employment agreement contains a non-competition provision for the term of employment and two years thereafter and a non-disclosure provision. In December 2000, we mutually agreed with Mr. Schofield to a termination of his employment. Mr. Schofield received a severance payment of $150,000, and he retained 83,333 stock options.

Limitation of liability and indemnification matters

         Our certificate of incorporation contains provisions eliminating the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability

         . for any breach of such director's duty of loyalty to our company or its stockholders; or

         . for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; or

         . under Section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

         . for any transaction from which the director derived an improper personal benefit.

         These provisions offer our directors protection against awards of monetary damages resulting from breaches of their duty of care, except as indicated above, including grossly negligent business decisions made in connection with takeover proposals. As a result of these provisions, our stockholders' ability to successfully sue a director for a breach of his duty of care has been limited. The Securities and Exchange Commission has taken the position that the provisions will have no effect on claims arising under the federal securities laws.

         Section 145 of the Delaware Corporation Law permits indemnification of directors, officers and employees of corporations under certain conditions subject to certain limitations. Our certificate of incorporation provides that we shall indemnify and shall advance expenses on behalf of our officers, directors, employees and agents to the fullest extent permitted by law. In addition, we are also a party to indemnification agreements with each of our directors and officers.

         To the extent we have the power to indemnify our directors, officers and controlling persons under the provisions described above, we have been advised that in the opinion of the SEC such indemnification is against public policy and is, therefore, unenforceable.

                            PRINCIPAL STOCKHOLDERS

         The following table presents certain information as of May 10, 2001 regarding beneficial ownership of our common stock by:

         . each person or entity known by us to own beneficially 5% or more of our outstanding common stock;

         .    each of our directors;

         . each executive officer we have named in our executive compensation discussion presented earlier in the prospectus

         .    all of our directors and executive officers as a group.

         Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The address for each listed director is: c/o eDiets.com, Inc., 3467 W. Hillsboro Boulevard, Suite 2, Deerfield Beach, Florida 33442. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or warrants held by such person that are exercisable within 60 days of May 10, 2001, but exclude shares of common stock underlying options or warrants held by any other person. The percentage of beneficial ownership is based on 13,553,104 shares of common stock outstanding as of May 10, 2001, before any consideration is given to outstanding options, warrants or convertible securities.

           Name and Address                          Number of Shares                    Percent
           of Beneficial Owner                       Beneficially Owned                  of Class
           -------------------                       ------------------                  --------
David R. Humble                                       7,905,065(1)                        57.9%

Isaac Kier                                            1,018,053(2)                         7.3%

Matthew Gohd                                            908,220(3)                         6.4%

James M. Meyer                                          258,750(4)                         1.9%

Lee S. Isgur                                            135,125(5)                           *

David J. Schofield                                       93,333(6)                           *

Robert T. Hamilton                                       75,000(7)                           *

Steven Johnson                                          318,958(8)                         2.3%

All directors and executive                          10,869,493(9)                        70.3%
officers as a group (10 persons)
----------------------------------------------------------------------------------------------------------------

*Less than 1%

(1) Includes 100,000 shares issuable upon exercise of vested stock options.

(2) Includes 198,125 shares issuable upon exercise of stock options that are vested or exercisable within 60 days; 62,500 shares issuable upon exercise of warrants issued in our private placement; 65,211 shares held by a charitable remainder trust of which Mr. Kier and his wife are the trustees; and 156,250 shares and 62,500 shares issuable upon the exercise of warrants issued in the private placement to Coqui Capital Partners, L.P., of which Mr. Kier is the general partner. Mr. Kier disclaims beneficial ownership of shares held by Coqui Capital Partners, L.P. except for his proportional interest therein.

(3) Includes 280,000 shares issuable upon the exercise of warrants issued to the placement agent Whale Securities Co., LP in the 1999 private placement and transferred to Mr. Gohd; 150,000 shares issuable upon exercise of vested stock options; and 62,500 shares issuable upon the exercise of warrants issued in the private placement. Also includes 135,220 shares issuable upon the exercise of additional warrants issued to Mr. Gohd in March 2001 as an anti-dilution adjustment in connection with the Company's agreement with the placement agent. Does not include 31,250 shares and 12,500 shares issuable upon the exercise of warrants issued in the private placement to Porpoise Investors I, L.P. Mr. Gohd is the President of the general partner of the general partner of Porpoise Investors I, L.P. and disclaims beneficial ownership of these shares.

(4) Includes 131,250 shares issuable upon the exercise of stock options that are vested or exercisable within 60 days; and 25,000 shares issuable upon the exercise of warrants issued in the private placement.

(5) Includes 69,500 shares held by a revocable trust of which Mr. Isgur and his wife are the trustees and beneficiaries and 65,625 shares issuable upon the exercise of stock options that are vested or exercisable within sixty (60) days.

(6) Includes 83,333 shares issuable upon the exercise of vested stock options.

(7) Includes 75,000 shares issuable upon the exercise of vested stock options.

(8) Includes 313,958 shares issuable upon the exercise of stock options that are vested or exercisable within sixty days.

(9) Includes an aggregate of 240,322 additional shares issuable upon exercise of stock options that are vested or exercisable within 60 days held by three executive officers.

                             CERTAIN TRANSACTIONS

Loan By Stockholder

         Through the end of 1997, David R. Humble, our Chief Executive Officer, advanced loans to us to finance our start-up development cost. The loans were non-interest bearing and did not have a fixed due date. In 1998, we repaid approximately $54,000 to Mr. Humble, and in 1999, we repaid approximately $53,000 to him. In 1999, he also forgave $110,000 which was treated as an additional equity investment.

         In addition, during the second half of 1999, we advanced approximately $88,000 to Mr. Humble. He had agreed to repay these advances by March 1, 2001 with interest at an annual rate of 7%. In 2000, we forgave the note receivable and it was charged to equity.

Patent License

         Mr. Humble has filed a patent application covering the means of using the Internet to provide an interactive link for the purpose of providing retailers and manufacturers with information to measure the response of the consumers to the sales and marketing information. He has granted us an exclusive royalty-free perpetual license to use the aspects of the invention and improvements under the patent, if a patent is issued, as it relates to our Internet marketing program.

                           SELLING SECURITY HOLDERS

         The following table presents certain information regarding the beneficial ownership of our shares of common stock and warrants by the selling security holders as of May 10, 2001, and the number of shares of common stock and warrants covered by this prospectus. None of the selling security holders has, or within the past three years has had, any position, office or other material relationship with us, except as noted below. Also, as noted below, following the offering, and assuming all of the common stock offered by the selling stockholders has been sold, none of the selling security holders will beneficially own 1% or more of our common stock.

                                      Number of                          Number of               Beneficial
                                        Shares                        Warrants Owned              Ownership
                                     Beneficially     Number of        Prior to the            of Shares After
             Name of                Owned Prior to   Shares Being      Offering and               Offering
                                                                                            ----------------------
     Selling Security Holder       the Offering (1)    Offered         Being Offered        Number         Percent
     ----------------------        ---------------     -------         -------------        -----          -------
Warrants issued to our
advertising agency:

DiMassimo Brand Advertising,
Inc. (2)                                82,500           82,500              -0-              -0-

Warrant issued to a Consultant:

Mallory Factor (3)                     400,000          400,000          400,000              -0-
                                       -------          -------          -------

  Total                                482,500          482,500          400,000              -0-


Shares issued to our founder in
the merger (4)

David R. Humble (4)                  7,905,065          555,800              -0-        7,349,265             54.2
                                     ---------          -------              ---        ---------

  Total                              7,905,065          555,800              -0-        7,349,265


Shares and warrants issued in
our private placement completed
in November and December
1999 and shares issued to our
private placement investors in
June 2000(5)

Isaac Kier (6)(8)                    1,018,053           69,475              -0-          948,578              7.0

Matthew Gohd (7)(8)(13)                908,220          526,380              -0-          381,840              2.8

Murray & Renee Silverstein (8)          21,875           21,875            6,250              -0-

Chet & Denise Gohd (8)                  21,875           21,875            6,250              -0-

Dr. Gabriel Golan (8)                   43,750           43,750           12,500              -0-

Robert Horwitz  (8)                     87,500           87,500           25,000              -0-

Ricardo Koenigsberger (8)               21,875           21,875            6,250              -0-

Robert A. Farmer (8)                    43,750           43,750           12,500              -0-

Raz Alon (8)                            43,750           43,750           12,500              -0-

Howard Park & June Y. Park (8)          43,750           43,750           12,500              -0-

Ralph Kier (8) (9)                     122,010           43,750           12,500           78,260

Ilene Robbins (8)                       21,875           21,875            6,250              -0-

Jeffrey Davidson (8) (10)              167,500           87,500           25,000           80,000

Edmondo Schwartz (8)                    43,750           43,750           12,500              -0-

James Meyer (8) (11)                      258,750            27,790             -0-            230,960              1.7

David E. Farber (8)                        21,875            21,875           6,250                -0-

Michael & Lynn Steinberg (8)               43,750            43,750          12,500                -0-

Roger N. Gladstone (8)                     43,750            43,750          12,500                -0-

Mark Siegel (8)                            21,875            21,875           6,250                -0-

James A. Quella (8)                        65,625            65,625          18,750                -0-

Lawrence S. Coben (8)                      43,750            43,750          12,500                -0-

Moshe Bamberger (8)                        43,750            43,750          12,500                -0-

Ronald Rotter (8)                          21,875            21,875           6,250                -0-

Elliott Broidy, IRA (8)                   350,000           350,000         100,000                -0-

Gross Foundation, Inc. (8)                175,000           175,000          50,000                -0-

Ellis Enterprises (8)                      87,500            87,500          25,000                -0-

Marvin Weissman (8)                        21,875            21,875           6,250                -0-

David Weiss (8)                            32,813            32,813           9,375                -0-

BNY Clearing Services LLC Cus FBO         278,260           218,750          62,500             59,510
William G. Walters, IRA  (12)

Martin Chopp (8)                           87,500            87,500          25,000                -0-

Shimshon Mandel (8)                        43,750            43,750          12,500                -0-

Talbiya B. Investments, Ltd. (8)           43,750            43,750          12,500                -0-

Nesher, Ltd. (8)                           43,750            43,750          12,500                -0-

Balmore Funds, S.A. (8)                   437,500           437,500         125,000                -0-

Coqui Capital Partners, L.P.(6)           218,750           218,750          62,500                -0-
(8)

Jay T. Snyder (8)                          21,875            21,875           6,250                -0-

John F. Cappiello (8)                      43,750            43,750          12,500                -0-

Overdrive Capital Corporation (8)          87,500            87,500          25,000                -0-

John Pappajohn (8)                         87,500            87,500          25,000                -0-

Peter S. Knight (8)                        43,750            43,750          12,500                -0-

Lawrence W. Ruvo Living Trust (8)          43,750            43,750          12,500                -0-

Vulcan Properties, Inc. (8)                65,625            65,625          18,750                -0-

Mark Green (8)                             43,750            43,750          12,500                -0-

Porpoise Investors I, L.P. (7)             43,750            43,750          12,500                -0-
(8)

Magellan Acq. & Investment Co.             87,500            87,500          25,000                -0-
(8)

Fred & Wendy Ordower (8)                   21,875            21,875           6,250                -0-

Sherleig Assoc., Inc. Profit              262,500           262,500          75,000                -0-
Sharing, Jack Silver, Trustee
(8)

Leopard Aggressive Fund (8)                87,500            87,500          25,000                -0-

Lewis Mitchell (8)                         43,750            43,750          12,500                -0-

Zakeni Limited (8)                        131,250           131,250          37,500                -0-

David F. Chazen (8)                        87,500            87,500          25,000                -0-

Harry Mittelman (8)                        21,875            21,985           6,250                -0-

Fred and Wendy Ordower  (8) (9)            21,875            21,875           6,250                -0-

Peter Vita (8)                             43,750            43,750          12,500                -0-

Robert Kaplan (8)                          21,875            21,875           6,250                -0-

Allison Koffman (8)                        21,875            21,875           6,250                -0-

PC Consulting, Inc.  (8)                   43,750            43,750          12,500                -0-

Akhil Gupta (8)                            87,500            87,500          25,000                -0-

Jonathan D. Eilian (8)                     37,500            37,500          25,000                -0-

Barry S. Sternlicht (8)                    43,750            43,750          12,500                -0-

Robert Torricelli (8)                      21,875            21,875           6,250                -0-

Harmonie Capital Group, Inc. (8)           21,875            21,875           6,250                -0-

Eugene Minsky (8)                          21,875            21,875           6,250                -0-

FG II Management Co., LLC (13)            450,000           450,000         450,000                -0-

                                        ---------         ---------       ---------          ---------
     Total                              7,057,481         5,278,443       1,665,625          1,779,148

Warrants issued to the Placement
Agent and its assignees in March
2001(14)
Whale Securities Co., L.P.(14)            535,634           535,604             -0-                 (14)

Matthew A. Gohd(7)(14)                        (14)              (14)

Leslie Wilson                              22,244            22,244             -0-                  -0-

Craig Schwabe                              22,244            22,244             -0-                  -0-

Matthew Drillman                           14,829            14,829             -0-                  -0-

Renae Russnok                              14,829            14,929             -0-                  -0-
                                        ---------         ---------

      Total (14)                         609,750            609,750

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the securities, and includes any shares of common stock which a person has the right to acquire within 60 days of May 10, 2001.

(2) DiMassimo Brand Advertising, Inc. served as our advertising agency from November 1999 to June 2000. Under our agreement with DiMassimo, we issued 82,500 warrants to the agency which are vested.

(3) In January 2001, we entered into a Consulting Agreement with Mallory Factor, Inc., which was to work with our management to strategize and coordinate all public, media and investor relations efforts of the Company for a one-year period. As compensation, we issued a warrant to Mallory Factor to purchase 400,000 shares with an exercise price of $0.75 per share. The warrant immediately vested and is exercisable through January 2004. From the outset of the agreement, the services it would cover have been in dispute and we are assessing what course to take with respect to the matter.

(4) David R. Humble has served as our Chairman of the Board and Chief Executive Officer since November 1999. He has also served as our Chief Executive Officer during this period except for the period from August through December 2000 when David J. Schofield was our Chief Executive Officer. He has also served as Chairman of the Board, President and Chief Executive Officer of eDiets, Inc. since March 1996. The number of shares he currently owns includes 100,000 shares issuable upon exercise of vested stock options.

(5) Includes 907,813 shares issued to the investors in the private placement in June 2000 because our Registration Statement on Form SB-2 had not become effective and our common stock listed for trading on the Nasdaq Small Cap by May 17, 2000. Also includes shares underlying stock options granted to certain investors who are our directors.

(6) Isaac Kier is a director of our company. He served as our President, Chief Executive Officer and Chairman of the Board from 1992 until November 1999. The shares he currently owns include 198,125 shares issuable upon exercise of vested stock options and 62,500 issuable upon exercise of warrants he acquired in the private placement. Included in the shares he currently owns are 156,250 shares and 62,500 shares issuable upon the exercise of warrants issued in the private placement to Coqui Capital Partners, L.P., of which Mr. Kier is the general partner. These shares are being offered under this prospectus by Coqui Capital Partners, L.P. Mr. Kier disclaims beneficial ownership of these shares, except for his proportional interest in Coqui Capital Partners, L.P.

 (7) Matthew Gohd has been a director of our company since November 1999. The shares he owns include 100,000 shares issuable upon exercise of vested stock options and 62,500 shares issuable upon the exercise of warrants he acquired in the private placement. The shares he owns and will offer under this prospectus also include 75,000 shares which Whale Securities Co., L.P. received as an advisory fee in connection with our merger and distributed to Mr. Gohd and 415,220 shares issuable upon exercise of warrants. Mr. Gohd is the President of the general partner of the general partner of Porpoise Investors I, L.P. Mr. Gohd is also the Co-Chairman of Blue Stone Capital Corp., the successor to the business of Whale Securities Co., L.P., the placement agent in our private placement.

(8) The number of shares beneficially owned prior to the Offering and being offered include the shares issuable upon exercise of the warrants owned by the shareholder, except for Isaac Kier and James Meyer where the shares issuable upon exercise of their warrants are included only in the number of shares beneficially owned prior to the Offering.

(9) Ralph Kier served as a director and Secretary of our company from its organization in 1992 until November 1999.

(10) Jeffrey Davidson has served as a consultant to our company from November 1999 to February 2000. The shares currently owned by Mr. Davidson include 80,000 shares issuable upon the exercise of stock options that are vested.

(11) James Meyer became a director of our company in December 1999. The shares he owns include 25,000 shares issuable upon the exercise of warrants he acquired in the private placement.

(12) William G. Walters is the Co-Chairman of Blue Stone Capital Corp., the successor to the business of Whale Securities Co., L.P., the placement agent in our private placement. The shares he owns and those to be offered under this prospectus include 62,500 shares issuable upon the exercise of warrants he acquired in the private placement.

(13) Represents 450,000 shares issuable upon the exercise of warrants issued in our private placement. FG II Management Co., LLC is the manager of FG-ED, LLC and holds the warrants as nominee for FG-ED, LLC. Cary S. Fitchey, a member of FG-ED, LLC was a member of our Board of Directors from December 1999 through September 2000.

(14) Represents securities held in the name of Whale Securities Co., LP for the account of certain equity owners, former equity owners, lenders and employees of Blue Stone Capital Corp., the successor to the business of Whale was the placement agent in our private placement. The shares owned by Whale include 75,000 shares Whale received as an advisory fee in connection with our merger. In connection with our private placement, we had issued 640,625 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share to Whale and its assignees. The quantity and price of the warrants was subject to adjustment and certain events. In March 2001, we agreed with Whale and its assignees to an amendment of the Warrant Agreement and under the terms of the Amendment issued 950,000 warrants with an exercise price of $1.375 to Whale and its assignees in replacement of the 640,625 warrants as a result of anti-dilution adjustments. Whale holds 460,694 of the warrants and Matthew Gohd, one of the assignees of the Whale warrants, holds 415,220 warrants. As Mr. Gohd was an investor in our private placement, the number of shares he beneficially owns prior to the offering, number of shares he is offering and his beneficial ownership after the offering are included in the table above describing information regarding our private placement investors.

                             PLAN OF DISTRIBUTION

          The selling security holders have advised us that they may offer the shares of common stock and warrants registered under this prospectus to purchasers from time to time:

 .    in transactions on the Nasdaq SmallCap Market System or in any other market on which the common stock and warrants may be quoted, in negotiated transactions, or by a combination of these methods;

 .    at fixed prices that may be changed;

 .    at market prices prevailing at the time of the resale;

 .    at prices related to such market prices; or

 .    at negotiated prices.

At the date of this prospectus, the selling security holders have not entered into any underwriting arrangements. The selling security holders may sell the shares and warrants registered under this prospectus to or through:

 .    ordinary brokers' transactions;

 .    transactions involving cross or block trades;

 .    purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this prospectus;

 .    "at the market" to or through market makers or into an existing market for our common stock and warrants;

 .    in other ways not involving market makers or established trading markets, including direct sales to purchasers;

 .    through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

 .    privately negotiated transactions;

 .    to cover short sales; or

 .    combination of the foregoing.

          From time to time, one or more of the selling security holders may pledge, hypothecate or grant a security interest in some or all of the shares of common stock registered under this prospectus owned by them, and the pledgees, secured parties or persons to whom such shares have been hypothecated shall, upon foreclosure in the event of default, be deemed to be selling security holders under this prospectus. The number of shares of common stock registered under this prospectus and beneficially owned by those selling security holders who so transfer, pledge, donate or assign those shares will decrease as and when they take such actions. The plan of distribution for shares sold under this prospectus will otherwise remain unchanged, except that the transferees, pledgees, donees or other successors will be selling security holders under this prospectus. In addition, a selling security holder may, from time to time, sell short shares of common stock. In such instances, this prospectus may be delivered in connection with such short sales and the shares of common stock offered hereby may be used to cover such short sales.

          A selling security holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with that selling security holder, including, without limitation, in connection with distributions of the common stock by the broker-dealers. A selling security holder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares of common stock registered under this prospectus to the broker-dealers, who then may resell or otherwise transfer these shares. A selling security holder also may loan or pledge the shares of common stock registered under this prospectus to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default may sell or otherwise transfer the pledged shares.

         Selling security holders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, rather than pursuant to this prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock or warrants registered under this prospectus as agents may receive compensation in the form of commissions, discounts or concessions from the selling security holders or purchasers of the common stock or warrants for whom the broker-dealers may act as agent, or to whom they may sell as principal, or both. The compensation a particular broker-dealer may receive may be less than or more than the customary commissions.

         The selling security holders and any broker-dealers who act in connection with the sale of the shares of common stock or warrants under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act. In such event, any commissions they receive and proceeds of any sale of the shares of common stock or warrants may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any of the selling security holders can presently estimate the amount of this compensation. We know of no existing arrangements between any of the selling security holders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock or warrants registered under this prospectus.

         We will pay substantially all of the expenses relating to the registration, offer and sale of the shares of common stock or warrants registered under this prospectus to the public other than commissions or discounts of underwriters, broker-dealers or agents. We also have agreed to indemnify the selling security holders and certain related persons against any losses, claims, damages or liabilities under the Securities Act that arise out of, or are based upon, any untrue or alleged untrue statement of a material fact or the omission or alleged omission in stating a material fact under this registration statement or prospectus. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against the public policy as expressed in the Securities Act and is therefore, unenforceable.

                           DESCRIPTION OF SECURITIES

         We are authorized to issue 21,000,000 shares of capital stock, comprised of 20,000,000 shares of common stock, with a par value of $.001 per share, and 1,000,000 shares of preferred stock, with a par value of $ 0.01 per share. As of May 10, 2001, there were 13,553,104 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

         Each holder of our common stock is entitled to one vote for each share held of record on all matters we presented for a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights or preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption or sinking fund provisions with respect to the stock. All shares of common stock are entitled to share equally in dividends from sources legally available when, as and if declared by the board of directors. In addition, in the event of our liquidation or dissolution, all shares of our common stock are entitled to share equally in our assets available for distribution to stockholders.

Preferred Stock

         Our board of directors, without further approval of our stockholders, is authorized to provide for the issuance of shares of preferred stock in one or more series. In exercising its powers to provide for preferred stock, the board has the power to fix:

         .     the dividend rights and terms,

         .     conversion rights,

         .     voting rights,

         .     redemption rights,

         .     liquidation rights, and

         .     other rights and restrictions relating to any series.

         The issuances of shares of preferred stock, while providing us with flexibility in connection with possible financings, acquisitions and other corporate purposes, could, adversely affect the voting power of the holders of our other securities. Also, issuance of preferred stock could and may, under certain circumstances, have the effect of deterring hostile takeovers or delaying changes in control of our management.

Warrants

         In connection with our private placement, we issued 1,815,625 warrants to investors in the offering. The warrants may be exercised at any time during a period of three years ending on November 17, 2002. Each warrant entitles the holder to purchase one share of common stock at a price of $2.50 per share, subject to adjustment in certain circumstances. We may redeem the warrants on 30 days' prior written notice if certain conditions have occurred. The first condition is that the closing sale price of our common stock on the Nasdaq SmallCap Market on all 20 trading days ending on the third trading day prior to the date on which we gave notice of redemption has been at least 200% of the then-effective exercise price of the warrants. The second condition is that the warrant shares are publicly tradable under a registration statement filed with and declared effective by the Securities and Exchange Commission.

         Under our placement agent agreement and warrant agreement with Whale Securities Co., L.P., we issued a total of 640,625 warrants to the placement agent. These warrants were exercisable at any time until November 17, 2004 at a price of $2.50 per share, subject to adjustment under certain circumstances. In March 2001 we agreed with the placement agent to amend the warrant agreement and increase the number of warrants to 950,000 and reduce the exercise price to $1.375 as a result of anti-dilution adjustments. In our amendment, the placement agent and its assignees agreed that the warrants may be redeemable by us if the conditions enabling us to redeem our investors' warrants are met. We have agreed with the placement agent that immediately prior to the listing of the warrants on the Nasdaq SmallCap Market, a securities exchange or the OTC Bulletin Board, we shall offer the holders of the placement agent warrants the option to exchange these warrants for an equal number of warrants which will be listed with the warrants.

Delaware Anti-Takeover Law

         Provisions of Delaware law could make our acquisition by a third-party and the removal of our officers and directors more difficult. We are subject to
Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

 .    the board of directors approved the transaction in which such stockholder became an interested stockholder prior to the date the interested stockholder attained such status;

 .    upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, he or she owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers; or

 .    on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders.

Transfer Agent

         The transfer agent is American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005.

                                 LEGAL MATTERS

         The validity of the shares of common stock and warrants offered by selling security holders will be passed upon by the law firm of Nason, Yeager, Gerson, White & Lioce, P.A., West Palm Beach, Florida.

                                    EXPERTS

         Ernst & Young LLP, independent certified public accountants, have audited our consolidated financial statements at December 31, 2000 and for each of the two years in the period ended December 31, 2000, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

         We have filed with the Securities and Exchange Commission a registration statement under the Securities Act with respect to the common stock and warrants offered. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to us and our common stock and warrants, you should refer to the registration statement and its exhibits. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contacts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

         The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of those filings can be obtained from the Commission's Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

         We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Commission.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants..................................    F-2

Consolidated Balance Sheet - December 31, 2000......................................    F-3

Consolidated Statements of Operations - Years ended
     December 31, 2000 and 1999.....................................................    F-4

Consolidated Statements of Stockholders' Equity (Deficit)
     - Years ended December 31, 2000 and 1999.......................................    F-5

Consolidated Statements of Cash Flows - Years ended
     December 31, 2000 and 1999.....................................................    F-6

Notes to Consolidated Financial Statements - December 31, 2000......................    F-7

Condensed Consolidated Balance Sheet - March 31, 2001 (Unaudited)...................    F-19

Condensed Consolidated Statements of Operations - Three months
     ended March 31, 2001 and 2000 (Unaudited)......................................    F-20

Condensed Consolidated Statements of Cash Flows - Three months
     ended March 31, 2001 and 2000 (Unaudited)......................................    F-21

Notes to Condensed Consolidated Financial Statements - March 31, 2001...............    F-22

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
eDiets.com, Inc.

We have audited the accompanying consolidated balance sheet of eDiets.com, Inc. as of December 31, 2000, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of eDiets.com, Inc. at December 31, 2000 and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                 /s/ ERNST & YOUNG LLP

West Palm Beach, Florida
January 30, 2001, except for the
    fourth paragraph of Note 7, as to
    which the date is March 28, 2001

                               EDIETS.COM, INC.
                          CONSOLIDATED BALANCE SHEET
                               December 31, 2000
                                (In thousands)

                                     ASSETS
     CURRENT ASSETS:
          Cash and cash equivalents                                            $           1,087
          Accounts receivable, net                                                           654
          Prepaid advertising costs                                                          147
          Prepaid expenses and other current assets                                           48
                                                                               -----------------
     Total current assets                                                                  1,936

     Restricted cash                                                                         120
     Prepaid advertising costs                                                               915
     Property and equipment, net                                                             746
                                                                               -----------------
     Total assets                                                              $           3,717
                                                                               =================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES:

       Accounts payable                                                        $            915
       Accrued liabilities                                                                  986
       Current portion of capital lease obligations                                          66
       Deferred revenue                                                                   1,352
                                                                               ----------------
     Total current liabilities                                                            3,319

     Capital lease obligations, net of current portion                                       92


     STOCKHOLDERS' EQUITY:
       Preferred stock, $.01 par value - 1,000 shares authorized, no                          -
          shares issued and outstanding
       Common stock, $.001 par value - 20,000 shares authorized, 13,553                      14
          shares issued and outstanding
       Additional paid-in capital                                                         7,140
       Unearned compensation                                                                 (9)
       Accumulated deficit                                                               (6,839)
                                                                               ----------------
     Total stockholders' equity                                                             306
                                                                               ----------------
     Total liabilities and stockholders' equity                                $          3,717
                                                                               ================

  The accompanying notes are an integral part of these consolidated financial statements.

                               EDIETS.COM, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)


                                                                                   Year Ended December 31,
                                                                          --------------------------------------
                                                                                 2000                 1999
                                                                          ----------------      ----------------
       REVENUE                                                            $         11,434      $          2,385

       COSTS AND EXPENSES:

          Cost of revenue                                                              544                   427

          Product development                                                          238                    92

          Sales and marketing                                                       12,747                 1,145

          General and administrative                                                 3,202                 1,096

          Depreciation and amortization                                                314                   120
                                                                           ---------------      ----------------
       Total costs and expenses                                                     17,045                 2,880
                                                                           ---------------      ----------------

       Loss from operations                                                         (5,611)                 (495)

       Other income, net                                                               161                    33
                                                                           ---------------      ----------------

       Net loss                                                            $        (5,450)     $           (462)
                                                                           ===============      ================

       LOSS PER COMMON SHARE - BASIC AND DILUTED                           $         (0.41)     $          (0.06)
                                                                           ===============      ================

       WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                   13,215                 8,345
                                                                           ===============      ================


  The accompanying notes are an integral part of these consolidated financial statements.

                               EDIETS.COM, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                                (In thousands)




                                             COMMON STOCK        ADDITIONAL                                           TOTAL
                                           ------------------     PAID-IN        UNEARNED         ACCUMULATED    STOCKHOLDERS'
                                           SHARES      AMOUNT     CAPITAL      COMPENSATION         DEFICIT     EQUITY (DEFICIT)
                                          ----------------------------------------------------------------------------------------
Balance at January 1, 1999                  7,814      $  8      $   372         $   (55)          $    (927)     $   (602)
  Stock options granted                         -         -          206            (113)                  -            93
  Stock options vested or forfeited             -         -            -             161                   -           161
  In-kind services provided by                  -         -          119               -                   -           119
stockholder
  Contribution by stockholder                   -         -          110               -                   -           110
  Common stock issued in reverse            1,050         1          349               -                   -           350
     merger, net of transaction costs
  Common stock issued to placement agent      150         -            -               -                   -             -
  Common stock issued in private            3,631         4        6,039               -                   -         6,043
     placement, net of issuance costs
  Net loss                                      -         -            -               -                (462)         (462)
                                          --------------------------------------------------------------------------------
Balance at December 31, 1999               12,645        13        7,195              (7)             (1,389)        5,812
  Stock options granted                         -         -          178              (8)                  -           170
  Stock options vested or forfeited             -         -            -               6                   -             6
  Common stock issued as penalty shares       908         1           (1)              -                   -             -
  Receivable from stockholder forgiven          -         -          (93)              -                   -           (93)
  Common stock issuance and                     -         -         (139)              -                   -          (139)
     registration costs
  Net loss                                      -         -            -               -              (5,450)       (5,450)
                                          --------------------------------------------------------------------------------
Balance at December 31, 2000               13,553      $ 14      $ 7,140         $    (9)          $  (6,839)     $    306
                                          ================================================================================


  The accompanying notes are an integral part of these consolidated financial statements.

                               EDIETS.COM, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                          Year Ended December 31,
                                                                                -------------------------------------------
                                                                                       2000                    1999
                                                                                -------------------      ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                                         $          (5,450)       $           (462)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
   Depreciation and amortization                                                               314                     120
   Provision for bad debt                                                                       34                      25
   Non-cash compensation                                                                       212                     337
   Changes in operating assets and liabilities:
       Accounts receivable                                                                    (564)                   (115)
       Prepaid expenses and other current assets                                              (809)                   (303)
       Restricted cash                                                                        (101)                     (2)
       Accounts payable and accrued liabilities                                                982                     692
       Deferred revenue                                                                        900                       5
                                                                                 -----------------        ----------------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                                         (4,482)                    297

CASH FLOWS FROM INVESTING ACTIVITY:
Purchases of property and equipment                                                           (510)                   (310)
                                                                                 -----------------        ----------------
NET CASH USED IN INVESTING ACTIVITY                                                           (510)                   (310)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of common stock                                                           -                   7,263
Common stock issuance and registration costs                                                  (150)                 (1,220)
Net assets received from issuance of common stock                                                -                     350
Repayments to shareholder                                                                        -                    (141)
Repayment of capital lease obligations                                                         (54)                      -
                                                                                 -----------------        ----------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                                           (204)                  6,252
                                                                                 -----------------        ----------------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                        (5,196)                  6,239
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                                 6,283                      44
                                                                                 -----------------        ----------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                           $           1,087        $          6,283
                                                                                 =================        ================

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Equipment acquired under capital leases                                          $              55        $            156
                                                                                 =================        ================
Receivable from stockholder charged to equity                                    $              93        $              -
                                                                                 =================        ================
Obligation to stockholder converted to equity                                    $               -        $            110
                                                                                 =================        ================


  The accompanying notes are an integral part of these consolidated financial statements.

                                EDIETS.COM, INC
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               December 31, 2000

1.   ORGANIZATION

eDiets.com, Inc. (the Company) was incorporated in the State of Delaware on March 18, 1996 for the purpose of developing and marketing an Internet-based diet and nutrition program. In addition to a personalized and regularly updated plan, subscribers to the Company's program can also purchase related items and attend online motivational meetings. The Company markets its program primarily through advertising and other promotional arrangements on the World Wide Web.

On February 23, 1999, the Company's name was changed from Self/Help Technologies, Inc. to eDiets.com, Inc. (Original eDiets).

On November 17, 1999, Original eDiets merged with a wholly-owned subsidiary of Olas, Inc. (Olas), a public "shell". In connection with the merger, Original eDiets changed its name to eDiets, Inc. and became a wholly-owned subsidiary of Olas, whose name was changed to eDiets.com, Inc. The transaction was executed as a reverse merger whereby all of the issued and outstanding shares of common stock and stock options of Original eDiets were exchanged for shares of common stock and options representing 88% of the fully-diluted common stock of the shell. For accounting purposes, the reorganization of Original eDiets and Olas is regarded as an acquisition by Olas of all of the outstanding stock of Original eDiets and was accounted for as a recapitalization of the Company with Original eDiets as the acquirer (a reverse acquisition). See Note 7.

As a result, the historical financial statements presented for periods prior to the date of the transaction are those of Original eDiets. The capital structure has been retroactively restated to reflect the equivalent number of shares received by Original eDiets in the acquisition.

In November 2000, the Company entered into a joint venture with Unislim Ireland, Limited, the leading weight loss center business in Ireland, to market the Company's online weight loss programs in Europe, Australia and New Zealand. Under the terms of the joint venture agreement, the Company received a 60% interest in the joint venture primarily in return for the license of its international technology rights to the joint venture. It is anticipated that the initial international launch will occur in the United Kingdom in March 2001.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany transactions and balances have been eliminated in consolidation.


CASH AND CASH EQUIVALENTS


The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2000 include U.S. treasury note securities with a fair value of approximately $500,000 and a maturity date of January 17, 2001. The Company has classified these investments as held-to-maturity securities and considers the interest rate risk to be low due to the short-term nature of the investments.


RESTRICTED CASH

Restricted cash on the accompanying consolidated balance sheet consists of funds held by financial institutions as collateral for chargebacks related to credit card transactions and as collateral for a letter of credit established pursuant to certain capital lease agreements.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


PROPERTY AND EQUIPMENT


Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is approximately three years for equipment and computer hardware and software, including internal use software, and approximately seven years for furniture and fixtures.

Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. The assets and related depreciation are adjusted for asset retirements and disposals with the resulting gain or loss included in operations. Capitalized leases are initially recorded at the present value of the minimum payments at the inception of the lease.

AICPA Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use, requires capitalization of certain costs incurred in connection with developing or obtaining internal use software. Costs capitalized pursuant to SOP 98-1 are included in property and equipment in the accompanying consolidated balance sheet.

In March 2000, the Emerging Issues Task Force issued its consensus on Issue No. 00-2, "Accounting for Web Site Development Costs." ("EITF 00-2"). The Company accounts for the development and maintenance of its website in accordance with EITF 00-2.


EQUITY INVESTMENTS


The Company has an investment in a foreign joint venture that is accounted for under the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's earnings or loss is included in consolidated operating results. To date, the Company's basis and current commitment in its investment accounted for under the equity method of accounting have not been significant. As a result, this investment has not significantly impacted the Company's results of operations or its financial position.


REVENUE RECOGNITION


The Company offers memberships to the proprietary content contained in its web site. Revenues from customer subscriptions to the Company's program and paid in advance are deferred and recognized on a straight-line basis over the period of the subscription. Registration fees paid in advance are deferred and recognized over the expected term of service.

Commission revenue is derived from third party vendors on sales of products and services advertised on the Company's web site, while advertising revenue is derived from the sale of advertising on the Company's web site. Advertising revenue is recognized in the period the advertisement is displayed, provided that no significant Company obligation remains and collection is probable. Company obligations typically include guarantees of a minimum number of "impressions" or times that visitors to the Company's web site view an advertisement. Amounts received or billed for which impressions have not yet been delivered are reflected as deferred revenue.

Opt-in email revenue is derived from the sale of email addresses of visitors to the Company's web site who have authorized the Company to allow third party solicitations. Revenues from the sale of email addresses are recognized when no significant Company obligation remains and collection is probable.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


Revenue by type for the years ended December 31, 2000 and 1999 is as follows (in thousands):

                                                  2000              1999
                                              ------------      ------------

     Membership                               $     10,375      $      2,189
     Advertising and commissions                       688                41
     Sale of opt-in email addresses                    371               155
                                              ------------      ------------
                                              $     11,434      $      2,385
                                              ============      ============


COST OF REVENUE

Cost of revenue consists primarily of internet access and service charges, revenue sharing costs, and compensation expenses related to the Company's nutritional staff.

STOCK-BASED COMPENSATION


Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, defines a fair value method of accounting or issuance of stock options and other equity investments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. Pursuant to SFAS No. 123, companies are encouraged, but not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, but are required to disclose in a note to the financial statements pro forma net income amounts as if the Company had applied the fair value method of accounting.

The Company accounts for employee stock-based compensation under APB No. 25 and has complied with the disclosure requirements of SFAS No. 123.

In March 2000, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation" ("FIN 44"), which contains rules designed to clarify the application of APB 25 and was effective on July 1, 2000. Adoption of FIN 44 had no material impact on the Company's financial position, results of operations or cash flows.

LONG-LIVED ASSETS

The Company accounts for long-lived assets pursuant to SFAS No. 121, Accounting for the Impairment of Long-Lived Asets and for Long-Lived Assets to be Disposed Of, which requires impairment losses to be recorded on long-lived assets used in operations when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the assets may be impaired. An impairment loss is recorded when the net book value of the assets exceeds their fair value, as determined by projected undiscounted future cash flows.

INCOME TAXES

The Company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


ADVERTISING EXPENSE


The Company expenses advertising costs as incurred. Advertising expenses incurred for the years ended December 31, 2000 and 1999 totaled approximately $11,689,000 and $816,000, respectively.

At December 31, 2000, the Company had approximately $1,062,000 of prepaid advertising costs representing future communication costs. Such costs are reflected as prepaid advertising expenses in the accompanying consolidated balance sheet.

BARTER TRANSACTIONS


Advertising barter transactions are recorded at the estimated fair value of the advertising services received or given. Revenue from barter transactions is recognized when advertising is provided, and services received are charged to expense when used. The Company did not recognize any barter transactions for the years ended December 31, 2000 and 1999. In 2000, the Company entered into barter transactions that did not result in revenue recognition, because the fair value was not determinable under the criteria established by the EITF, for approximately 110 million impressions on its website.

LOSS PER COMMON SHARE


Loss per common share is computed using the weighted average number of common shares outstanding during the period. Potential common shares consist of the incremental common shares issuable upon exercise of stock options and warrants (using the treasury stock method). Potential common shares outstanding have not been included in the computation of diluted loss per share for all periods presented, as their effect is anti-dilutive.

CONCENTRATIONS OF CREDIT RISK


Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, including investments, accounts receivable from credit card transaction processing companies, and receivables from third parties related to advertising and opt-in email revenue. The Company has policies that limit its investments as to maturity, liquidity, credit quality, concentration and diversification of issuers and types of investments. The credit risk associated with cash and cash equivalents and credit card receivables is considered low due to the credit quality of the financial institution and issuers. The Company performs credit evaluations of the third parties from which advertising and opt-in email revenue is earned and generally does not require collateral. The Company maintains allowances for potential credit losses for such event.

COMPREHENSIVE LOSS


There was no difference between the Company's net loss and its total comprehensive loss for the periods presented.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS


The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS


Certain reclassifications of the prior year's consolidated financial statements have been made to conform to the current year's presentation.

sss                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


3.   ACCOUNTS RECEIVABLE

Accounts receivable are shown in the accompanying consolidated balance sheet net of an allowance for doubtful accounts of $32,000 at December 31, 2000.

4.   PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

         Office and computer equipment                             $      704
         Software                                                         520
         Furniture and fixtures                                            37
         Leasehold improvements                                            21
                                                                   ----------
                                                                        1,282
         Less accumulated depreciation and amortization                  (536)
                                                                   ----------
                                                                   $      746
                                                                   ==========

Software includes approximately $474,000 of costs associated with internal-use software projects that have been capitalized pursuant to SOP 98-1 as of December 31, 2000. Included in property and equipment is equipment under capital leases of approximately $206,000 as of December 31, 2000, less accumulated amortization of $63,000. Depreciation expense includes amortization of equipment under capital leases.


5.   ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

         Advertising                                          $      533
         Accrued compensation and employee benefits                  254
         Professional fees                                           118
         Other                                                        81
                                                              ----------
                                                              $      986
                                                              ==========

6.   EMPLOYEE BENEFIT PLAN

The Company maintains a defined contribution benefit plan (401(k) salary deferral program) covering substantially all employees. Employees may elect to contribute to the plan amounts not to exceed a specified percentage of annual compensation, subject to the current limit imposed by Internal Revenue Service guidelines. The Company, at its discretion, may match the participant's contributions at a specified percentage, limited by a stated maximum amount. An unrelated investment company administers the assets of the plan. The total employer contributions charged to expense were approximately $20,000 and $0 in 2000 and 1999, respectively.


7.   STOCKHOLDERS' EQUITY

COMMON STOCK

The Company was initially capitalized through the issuance of 100 shares of common stock, no par value, to its founder. In July 1999, the Company's Articles of Incorporation were amended, increasing the number of authorized shares of the Company's common stock from 1,500 shares to 10,000,000 shares with a par value of $.001 per share. In connection with the change in capital structure, a 62,157.33-for-1 stock split was declared, pursuant to which the founder's shares were converted to an aggregate of 6,215,733 shares of the Company's new common stock, which continued to represent 100% ownership of the Company at such time.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


In connection with the reverse merger transaction discussed in Note 1, a total of 7,814,065 shares of the Company's common stock were issued in exchange for all of the outstanding common stock of Original eDiets. All share and per share amounts in the consolidated financial statements have been retroactively adjusted to reflect the new capital structure. After the merger, the Company's capital structure consisted of 20,000,000 authorized shares of common stock, with a par value of $0.001 per share, and 1,000,000 shares of preferred stock, with a par value of $0.01 per share.

In connection with the reverse merger a total of 1,050,000 shares of common stock were issued to the stockholders of Olas. The shares were recorded at a value of approximately $385,000, representing the fair value of the net assets of Olas at the date of the merger, net of cash transaction costs of $35,000. In connection with the merger, options to purchase 32,500 shares of common stock at an exercise price of $1.425 per share and with a fair value of approximately $32,000 were granted to a stockholder of Olas and current Director of the Company. In addition, a total of 150,000 shares of common stock, with a fair value of $300,000, were issued to the placement agent in connection with the transaction. The total transaction costs of $367,000 associated with the merger have been charged directly to equity to the extent of cash received from Olas in the merger.

Concurrent with the merger transaction discussed above, the initial closing of an equity private placement by the Company was completed, and, in December 1999, the final closing of the private placement took place. The private placement totaled approximately $7.3 million and consisted of 145.25 units of 25,000 shares of common stock and 12,500 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment in certain events. The warrants are exercisable through November 2002 and are redeemable at the option of the Company upon the occurrence of certain events. Net proceeds to the Company after placement commissions and other issuance costs totaled approximately $6.0 million. In connection with the transaction, a total of 640,625 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share and with an aggregate fair value of approximately $122,000, were issued to the placement agent. The quantity and price of such warrants were subject to adjustment in certain events. On March 28, 2001 an adjustment was made to the quantity and price of the placement agent warrants. Under the terms of the modified warrant agreement, the placement agent and its designees now hold 950,000 warrants, each to purchase one share of common stock at an exercise price of $1.38 per share. Such warrants remain exercisable through November 2004 and under the modified agreement are now redeemable at the option of the Company upon the occurrence of certain events. The excess of the fair value of the new warrant over the value of the original warrants at the date of modification will be charged to equity in the first quarter of 2001.

The issuance costs related to the private placement, including the fair value of the placement agent warrants, and related registration costs, have been treated as a reduction of the proceeds from the transaction and charged directly to equity.

In November 1999, the Company issued 82,500 warrants to an advertising agency with an exercise price of $2.00 per share in exchange for services. The warrants are fully vested and are exercisable through November 2002. In connection with this transaction, approximately $76,000 and $3,000 has been recognized as sales and marketing expense in the accompanying consolidated statements of operations for the years ended December 31, 2000 and 1999, respectively.

In connection with the private placement financing discussed above, the Company agreed to issue to investors in the private placement an aggregate of 907,813 shares of common stock in the event that the Company's Registration Statement on Form SB-2 had not become effective and its common stock listed for trading on the Nasdaq Small Cap Market by May 17, 2000. The Company issued those shares in June 2000 since the common stock was not yet listed on the Nasdaq Small Cap Market. No proceeds were received in connection with the issuance of the shares.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


At December 31, 2000, common shares reserved for future issuance are as follows:

       Stock Options                    3,748,436
       Warrants                         2,538,750
                                        ---------
       Total                            6,287,186
                                        =========

The common shares reserved for future issuance exclude the common shares underlying the additional warrants issued pursuant the modification of the placement agent warrant agreement as described above.


STOCK OPTIONS


In May 1996, the Company adopted the "Startup Equity Program" (the Startup Program), pursuant to which the Company granted non-qualified stock options to certain employees and consultants during the company's start-up phase. Options granted under the Start-up Program are exercisable over a five or ten-year period from the date of grant at an exercise price of $0.01 per share and vested in equal monthly installments over a period of 12 months from the date of grant. In addition, through the first half of 1999, the Company granted additional stock options to certain employees and non-employees, which were issuable at the discretion of the Company's Board of Directors. All such additional options are exercisable over a five-year period from the date of grant at an exercise price of $0.01 per share and vested in equal monthly installments over a period of 12 months from the date of grant. A total of 917,714 options were granted under these programs, of which 825,943 options remained outstanding as of December 31, 2000.

In July 1999, the Company granted an aggregate of 159,993 options to a key employee exercisable over a period of ten years at an exercise price of $2.00 per share. The options vest in equal monthly installments over a period of two years from the date of grant.

In connection with the merger transaction in 1999, the eDiets.com, Inc. 1999 Stock Option Plan (the Plan) was adopted. The Plan, as amended, provides for the grant of incentive stock options and non-qualified stock options to purchase up to 2,730,000 shares of the Company's common stock to employees, directors and consultants to the Company. Options granted to employees under the Plan generally vest ratably over a two-year period and expire five years from the date of grant. The Plan also provides for the automatic issuance of options to non-employee directors of the Company on an annual basis. Such options have an exercise price equal to the fair market value of the underlying common stock at the grant date and are fully exercisable on the date of grant for a period of up to ten years. Through December 31, 2000, 2,209,798 options have been granted under the Plan.

Certain options granted to employees were at an exercise price lower than the estimated fair market value of the underlying common stock at the grant date. Compensation expense has been recognized pro-rata on a straight-line basis for the excess of the estimated fair market value over the exercise price and totaled approximately $24,000 and $161,000 for the years ended December 31, 2000 and 1999, respectively.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


A summary of the activity relating to the Company's stock options for the years ended December 31, 2000 and 1999 is presented below (shares in thousands):

                                                               2000                                1999
                                                  --------------------------------    ------------------------------
                                                                      WEIGHTED                          WEIGHTED
                                                                      AVERAGE                           AVERAGE
                                                     SHARES        EXERCISE PRICE      SHARES        EXERCISE PRICE
                                                  ------------------------------------------------------------------
Outstanding at beginning of year                        1,770      $        1.06            662      $          0.01
Granted                                                 1,458               1.74          1,108                 1.69
Exercised                                                   -                  -              -                    -
Forfeited                                                (506)              1.88              -                    -
                                                  -----------                        ----------
Outstanding at end of year                              2,722               1.27          1,770                 1.06
                                                  ===========                        ==========

Options exercisable at end of year                      1,996      $        1.12          1,370      $          0.79
                                                  ==============================     ===============================

Weighted average exercise price of options granted during the year:

      Issued at market price                                       $        1.72                     $          2.00
                                                                   =============                     ===============
      Issued below market price                                    $        2.00                     $          0.24
                                                                   =============                     ===============
Weighted average fair value of options
        granted during the year:

      Issued at market price                                       $        0.83                     $          0.55
                                                                   =============                     ================
      Issued below market price                                    $        1.45                     $          0.78
                                                                   =============                     ================


The following table summarizes information about stock options outstanding at December 31, 2000 (shares in thousands):

                                OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                  ------------------------------------------------------------------------------------------------------
                                            WEIGHTED AVERAGE        WEIGHTED                             WEIGHTED
                       OUTSTANDING AT          REMAINING            AVERAGE        EXERCISABLE AT         AVERAGE
     EXERCISE        DECEMBER 31, 2000     CONTRACTUAL LIFE         EXERCISE        DECEMBER 31,       EXERCISE PRICE
     PRICE ($)                                (IN YEARS)              PRICE            2000
------------------------------------------------------------------------------------------------------------------------
       $0.01                  826                 4.3                  0.01                826       $       0.01
    0.77 to 1.50              372                 4.9                  1.08                132               1.16
    1.51 to 2.50            1,524                 4.1                  2.00              1,038               1.99
                      -----------                                                   ----------
                            2,722                 4.2                  1.27              1,996               1.12
                      ===========                                                   ==========

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Pro forma information is required by SFAS No. 123 and has been determined as if the Company had accounted for its stock-based compensation plans under the fair value method. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model for 2000 grants and the minimum value method for 1999 grants with the following weighted average assumptions: expected volatility factor of 60% for 2000, risk free interest rates of 6.2% for 2000 and 6.4% for 1999; dividend yield of 0%; and expected life of 4.0 years for 2000 and 5.0 years for 1999. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Because the determination of the fair value of the Company's options is based on the assumptions described above, and because additional option grants are expected to be made in future periods, this pro forma information is not likely to be representative of the pro forma effects on reported net income or loss for future years.

The Company's pro forma information for the years ended December 31, 2000 and 1999 is as follows (in thousands, except per share data):

                                                    2000              1999
                                                ------------      -------------

          Net loss-as reported                  $     (5,450)     $        (462)
                                                ============      =============
          Pro forma net loss                    $     (5,947)     $        (896)
                                                ============      =============
          Loss per share-as reported            $      (0.41)     $       (0.06)
                                                ============      =============
          Pro forma loss per share              $      (0.45)     $       (0.11)
                                                ============      =============

8.   COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTIONS

The Company leases its office space under a non-cancelable operating lease, which expires in September 2004. The Company also leases certain office and computer equipment under non-cancelable capital leases expiring through 2004. Commitments for minimum rentals under non-cancelable leases at the end of 2000 are as follows (in thousands):

                                                           CAPITAL    OPERATING
                               YEAR                        LEASES      LEASES
       -------------------------------------------------------------------------

       2001                                         $          76  $          47
       2002                                                    76             49
       2003                                                    15             49
       2004                                                     9             37
                                                    -------------  -------------
       Total minimum lease payments                           176  $         182
                                                                   =============
       Less amount representing interest                      (18)
                                                    -------------
       Present value of minimum lease payments      $         158
                                                    =============

Rental expense under operating leases was approximately $46,000 and $28,000 for the years ended December 31, 2000 and 1999, respectively.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


The Company has an online advertising commitment with America Online totaling approximately $10.8 million over the next two years, of which approximately $5.2 million is payable over the next twelve months.

From time to time, the Company may be subject to legal proceedings and other claims in the ordinary course of its business. The Company is not currently party to any litigation, the outcome of which would have a material adverse effect on its business or operations.

The Company has a $75,000 letter of credit established for the benefit of a computer equipment manufacturer, which expires in January 2002. At December 31, 2000, no amounts had been drawn against the letter of credit.

During 2000, the Company entered into an agreement with an investment advisor which provides for a monthly retainer of $8,000 per month. In addition, the agreement provides for a cash fee totaling 8% of the gross proceeds of any financing, subject to a minimum of $500,000, with up to 25% of the total financing fee being payable in warrants at the option of the advisor.

Through the end of 1997, the Company financed its cash requirements primarily through advances from its Chief Executive Officer (the Original eDiets stockholder). The obligation represented by the advances was non-interest bearing and did not have a fixed or determinable due date. During 1999, net repayments to the stockholder totaled approximately $53,000. In connection with the merger transaction discussed in Note 1, the remaining outstanding obligation to the stockholder, totaling approximately $110,000, was converted to equity.

During the second half of 1999, the Company advanced approximately $88,000 to the Original eDiets stockholder. These advances were represented by a note receivable entered into on February 22, 2000, which bore interest at 7% per annum and was due on March 1, 2001. During the third quarter of 2000, the Company forgave the note receivable and accrued interest totaling approximately $93,000. The forgiveness of the note has been charged to equity.

Since the Company's inception through the date of the reverse merger, the Original eDiets stockholder did not receive compensation for his services as the Company's Chief Executive Officer. The Company has recorded compensation expense for the estimated fair market value of the in-kind services received and reflected such amounts as a contribution to capital for the respective periods. Compensation expense totaling $119,000 related to the value of the in-kind services received has been included in general and administrative expenses in the accompanying consolidated statements of operations for the year ended December 31, 1999.

During 2000, a member of the Company's Board of Directors provided consulting services to the Company beyond his duties as a Board member. As compensation for these services, in September 2000 the Company granted the Board member vested options to purchase 50,000 shares of common stock at an exercise price of $1.87 per share. Compensation expense of approximately $54,000 has been recognized for the fair value of the options and is reflected in general and administrative expenses in the accompanying consolidated statements of operations for the year ended December 31, 2000.

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


9.   INCOME TAXES

The significant components of the Company's net deferred income taxes as of December 31, 2000 are as follows (in thousands):

     Deferred tax assets:
        Net operating loss carryforwards                             $   2,316
        Deferred compensation                                              128
        Allowance for doubtful accounts and sales returns                   18
        Start-up and organizational costs                                    2
                                                                     ---------

                                                                         2,464
     Valuation allowance                                                (2,453)
                                                                     ---------
     Total deferred tax assets                                              11

     Deferred tax liabilities:
        Fixed assets and software                                          (11)
                                                                     ---------

     Net deferred income taxes                                       $       -
                                                                     =========

Realization of the Company's deferred tax assets is not reasonably assured; therefore, they are fully reserved with a valuation allowance. The change in the valuation allowance for the years ended December 31, 2000 and 1999 was an increase of approximately $2,094,000 and $121,000, respectively, resulting primarily from the net operating losses generated during the periods.

The Company has incurred net losses since inception. At December 31, 2000, the Company had approximately $6,153,000 in net operating loss carryforwards for U.S. federal income tax purposes that expire in various amounts through 2020.

The reconciliation of income tax computed at the U.S federal statutory rate to income tax expense for the years ended December 31, 2000 and 1999 is as follows:

                                                         2000         1999
                                                       -----------------------

     Tax at U.S. statutory rate                           (34.00)%     (34.00)%
     State taxes, net of federal benefit                   (3.61)       (2.44)
     Non-deductible items                                   0.22        11.19
     Changes in valuation allowance                        37.39        25.25
                                                       ----------------------
                                                               - %          - %
                                                       ======================

                                EDIETS.COM, INC
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



10.  RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This bulletin summarizes certain views of the staff of the Securities and Exchange Commission on applying generally accepted accounting principles to revenue recognition in financial statements. The staff of the Securities and Exchange Commission believes that revenue is realized or realizable and earned when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. In June 2000, the Staff issued Staff Accounting Bulletin No. 101B, "Second Amendment: Revenue Recognition in Financial Statements," ("SAB 101B"). SAB 101B delayed the implementation of SAB 101 until the fourth quarter of the Company's fiscal year 2000. The adoption of SAB 101, as amended, did not have a material impact on the Company's financial position, results of operations or cash flows.

As of January 1, 2001, the Company adopted Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") which was issued in June, 1998 and its amendments Statements 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 and 138, Accounting for Derivative Instruments and Certain Hedging Activities issued in June 1999 and June 2000, respectively (collectively referred to as Statement 133). The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company expects the adoption of SFAS 133 in fiscal 2001, as well as the effect on subsequent periods, to be immaterial.

11.  FOURTH QUARTER ADJUSTMENTS - UNAUDITED

During the fourth quarter of 2000, the Company recorded certain adjustments, including an adjustment to decrease its allowance for doubtful accounts due to the subsequent collection of an account receivable that was previously reserved and an adjustment to decrease accrued year-end bonuses. These adjustments increased net income for the fourth quarter of 2000 by approximately $250,000.

                               EDIETS.COM, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEET
                                March 31, 2001
                                (In thousands)
                                  (Unaudited)

                                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                          $    2,122
     Accounts receivable, net                                                  302
     Prepaid advertising costs                                                 293
     Prepaid expenses and other current assets                                 186
                                                                        ----------
Total current assets                                                         2,903

Restricted cash                                                                236
Prepaid advertising costs                                                      995
Property and equipment, net                                                    779
                                                                        ----------
Total assets                                                            $    4,913
                                                                        ==========

                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Accounts payable                                                   $      612
     Accrued liabilities                                                     1,176
     Current portion of capital lease obligations                               70
     Deferred revenue                                                        2,477
                                                                        ----------
Total current liabilities                                                    4,335

Capital lease obligations, net of current portion                               87

STOCKHOLDERS' EQUITY:
     Preferred stock, $0.01 par value - 1,000 shares authorized, no              -
       shares issued and outstanding
     Common stock, $0.001 par value - 20,000 shares authorized,                 14
       13,553 shares issued and outstanding
     Additional paid-in capital                                              7,297
     Unearned compensation                                                      (7)
     Accumulated deficit                                                    (6,813)
                                                                        ----------
Total stockholders' equity                                                     491
                                                                        ----------
Total liabilities and stockholders' equity                              $    4,913
                                                                        ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                               EDIETS.COM, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)
                                  (Unaudited)

                                                            Three Months Ended March 31,
                                                       ----------------------------------------
                                                             2001                    2000
                                                       ----------------        ----------------
     REVENUE                                           $        4,370          $         1,134

     COSTS AND EXPENSES:

        Cost of revenue                                           295                      128
        Product development                                        81                       43
        Sales and marketing                                     3,114                    1,581
        General and administrative                                760                      642
        Depreciation and amortization                              98                       58
                                                       ----------------        ----------------
     Total costs and expenses                                   4,348                    2,452
                                                       ----------------        ----------------
     Income (loss) from operations                                 22                   (1,318)
     Other income, net                                              4                       74
                                                       ----------------        ----------------
             Net income (loss)                         $           26          $        (1,244)
                                                       ================        ================

     Earnings (loss) per common share
          Basic                                        $         0.00          $         (0.10)
                                                       ================        ================
          Diluted                                      $         0.00          $         (0.10)
                                                       ================        ================
     Weighted average common shares outstanding
          Basic                                                13,553                   12,645
                                                       ================        ================
          Diluted                                              14,659                   12,645
                                                       ================        ================

        The accompanying notes are an integral part of these condensed consolidated financial statements.

                               EDIETS.COM, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)
                                  (Unaudited)

                                                                                          Three Months Ended March 31,
                                                                                    -----------------------------------------
                                                                                           2001                   2000
                                                                                    ------------------      -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                                   $             26        $         (1,244)
Adjustments to reconcile net loss to net cash provided by (used in)
   operating activities:
   Depreciation and amortization                                                                  98                      58
   (Recovery) provision for bad debt                                                             (24)                     14
   Non-cash compensation                                                                          42                      57
   Changes in operating assets and liabilities:
       Accounts receivable                                                                       374                    (115)
       Prepaid expenses and other current assets                                                (247)                 (1,597)
       Restricted cash                                                                          (116)                      -
       Accounts payable and accrued liabilities                                                 (112)                    561
       Deferred revenue                                                                        1,126                     372
                                                                                    ------------------      -----------------
Net cash provided by (used in) operating activities                                            1,167                  (1,894)

CASH FLOWS FROM INVESTING ACTIVITY:

Purchases property and equipment                                                                (113)                   (260)
                                                                                    ------------------      -----------------
Net cash used in investing activity                                                             (113)                   (260)

CASH FLOWS FROM FINANCING ACTIVITIES:

Issuance costs of common stock                                                                     -                    (169)
Repayment of capital lease obligations                                                           (19)                    (10)
                                                                                    ------------------      -----------------
Net cash used in financing activities                                                            (19)                   (179)
                                                                                    ------------------      -----------------
Net increase (decrease) in cash and cash equivalents                                           1,035                  (2,333)

Cash and cash equivalents, beginning of period                                                 1,087                   6,283
                                                                                    ------------------      -----------------
Cash and cash equivalents, end of period                                            $          2,122        $          3,950
                                                                                    ==================      =================

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

      Equipment acquired under capital leases                                       $             18        $             55
                                                                                    ==================      =================
     Value of warrants issued for services                                          $            158        $              -
                                                                                    ==================      =================


        The accompanying notes are an integral part of these condensed consolidated financial statements.

                                EDIETS.COM, INC
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                March 31, 2001
                                  (Unaudited)

1.  Nature of Operations

eDiets.com, Inc. (the Company) was incorporated in the State of Delaware on March 18, 1996 for the purpose of developing and marketing an Internet-based diet and nutrition program. In addition to a personalized and regularly updated plan, subscribers to the Company's program can also purchase related items and attend online motivational meetings. The Company markets its program primarily through advertising and other promotional arrangements on the World Wide Web.

2.  Basis of Presentation

The accompanying unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. The Company believes that the disclosures made are adequate to make the information presented not misleading. All the adjustments which, in the opinion of management, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal recurring nature and have been reflected in the unaudited condensed consolidated financial statements. Results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. The information included in these unaudited condensed consolidated financial statements should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this report and the consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. While the Company believes that such estimates are fair when considered in conjunction with the condensed consolidated financial position and results of operations taken as a whole, the actual amount of such estimates, when known, may vary from these estimates.

Certain reclassifications have been made for consistent presentation.

3.  Stockholders' Equity

In connection with the Company's 1999 Private Placement, the Company had issued 640,625 warrants, each to purchase one share of common stock at an exercise price of $2.50 per share, to the placement agent. The quantity and price of such warrants were subject to adjustment in certain events. On March 28, 2001 an adjustment was made to the quantity and price of the placement agent warrants. Under the terms of the modified warrant agreement, the placement agent and its designees now hold 950,000 warrants, each to purchase one share of common stock at an exercise price of $1.38 per share. Such warrants remain exercisable through November 2004 and under the modified agreement are now redeemable at the option of the Company upon the occurrence of certain events. The excess of the fair value of the new warrants over the value of the original warrants at the date of modification has been charged to equity during the quarter ended March 31, 2001.

In January 2001, the Company entered into a consulting agreement whereby a consultant was to work with management to strategize and coordinate all public, media and investor relations efforts of the Company for a one-year period. As compensation to the consultant, the Company issued 400,000 warrants with an exercise price of $0.75 per share. The warrants had immediate vesting and are exercisable through January 2004. The fair value of the warrants totaled approximately $160,000, of which approximately $40,000 has been recognized as compensation expense in the condensed consolidated statement of operations for the three months ended March 31, 2001. From the outset of the agreement, the services it would cover have been in dispute. The Company is assessing what course to take with respect to the matter.

                                EDIETS.COM, INC
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


4.   Equity Investment

The Company has an investment in a foreign joint venture that is accounted for under the equity method of accounting. Under the equity method of accounting, the Company's share of the investee's earnings or loss is included in consolidated operating results. To date, the Company's basis and current commitment in its investment accounted for under the equity method of accounting have not been significant. As a result, this investment has not significantly impacted the Company's results of operations or its financial position.

5.   Earnings (Loss) Per Common Share

Basic earnings (loss) per common share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed using the weighted average number of common and dilutive potential common shares outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon exercise of stock options and warrants (using the treasury stock method).

The following table sets forth the computation of basic and diluted earnings
(loss) per common share (in thousands, except per share information):

                                                                               Three Months Ended March 31,
                                                                         -----------------------------------------
                                                                                2001                   2000
                                                                         ------------------      -----------------
Basic earnings (loss) per common share:
Net income (loss)                                                        $             26        $         (1,244)
Weighted average common shares outstanding                                         13,553                  12,645
Basic earnings (loss) per common share                                   $           0.00        $          (0.10)
                                                                         ==================      =================

Diluted earnings (loss) per common share:
Net income (loss)                                                        $             26        $         (1,244)
Weighted average common shares outstanding                                         13,553                  12,645
Effect of dilutive potential common shares:
   Stock options and warrants                                                       1,106                       -
                                                                         ------------------      -----------------
Adjusted weighted average shares and assumed conversions                           14,659                  12,645
                                                                         ==================      =================
Diluted earnings (loss) per common share                                 $           0.00        $          (0.10)
                                                                         ==================     ==================

6.   Income Taxes

No provision for income taxes has been recorded for the quarter ended March 31, 2001 as the Company expects to be able to offset substantially all taxable income for the period with available net operating loss carryforwards from prior years.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of Delaware provides for the indemnification of officers and directors under certain circumstances against expenses incurred successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Restated Certificate of Incorporation of the Company provides for indemnification of its officers and directors to the full extent authorized by law. The Company is also a party to indemnification agreements with each of its directors and officers.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling security holders. All of the amounts shown are estimates, except for the SEC registration fees.

SEC Registration Fee                                                 $    682.81

Printing and Engraving Expenses*                                        5,000.00

Accounting Fees and Expenses*                                          15,000.00

Legal Fees and Expenses*                                               15,000.00

Fees and Expenses for Qualification Under State Securities Laws*        3,500.00

Miscellaneous*                                                          1,500.00

TOTAL                                                                $ 40,682.81

*Estimated

RECENT SALES OF UNREGISTERED SECURITIES.

         From January through November 1998, the Company's Subsidiary, eDiets, Inc. acquired by the Company in November 1999 ("Original eDiets") granted an aggregate of 194,857 stock options to five employees in consideration of their employment. These options are exercisable at a price of $0.01 per share and expire in five years. The grant of the options was exempt from the registration requirements of the Securities Act pursuant to either Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationship to Original eDiets, the employees had access to all relevant information regarding Original eDiets. In addition, the options granted to the employees were pursuant to a written compensatory benefit plan or contract as provided under Rule 701.

         In January and February 1999, Original eDiets granted an aggregate of 163,428 stock options to three employees in consideration of their employment. These options are exercisable at a price of $0.01 per share and expire in five years. The grant of these options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationships to Original eDiets, the employees had access to all available information regarding Original eDiets. In addition, the grant of the options to each employee was made pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In July 1999, Original eDiets issued 159,993 stock options to its Chief Technology Officer, Steven Johnson as compensation for his services to Original eDiets. The options are exercisable at a price of $2.00 per share and expire in 10 years. The issuance of the options were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the

Securities Act or Rule 701 under the Securities Act. By virtue of his relationships to Original eDiets, Mr. Johnson had access to all available information regarding Original eDiets. In addition, the options granted to Mr. Johnson were made pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In November 1999, the Company issued 32,500 options to Isaac Kier, the Company's former chief executive officer and a current director in consideration of services rendered to the Company in connection with finding, structuring and negotiating the merger with Original eDiets. The options are exercisable at a price of $1.425 per share and expire in 5 years. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) of the Securities Act. Mr. Kier is a sophisticated and accredited investor who by virtue of his relationship to the Company had access to all relevant information regarding the Company.

         In November 1999, we acquired Original eDiets through the merger of our wholly-owned subsidiary, eDiets Acquisition Corp., with and into Original eDiets. Under the terms of the merger agreement, the Company issued 7,814,065 shares of common stock to David R. Humble, the sole stockholder of Original eDiets. In connection with this issuance, the Company relied upon the exemption from the registration requirements pursuant to the provisions of Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. Mr. Humble had access to all relevant information relating to the Company and represented that he had the required investment intent. In addition, the securities issued to him bore an appropriate restrictive legend.

         In November 1999, the Company issued 150,000 shares of common stock to Whale Securities Co., L.P. in consideration of its services to the Company in connection with the merger. In connection with the issuance, the Company relied on Section 4(2) under the Securities Act as a transaction by an issuer not involving any public offering. Whale Securities Co., L.P. is a sophisticated and accredited investor and had access to all relevant information relating to the Company and represented to the Company that it had the required investment intent.

         In November and December 1999, the Company issued an aggregate of 3,631,250 shares of common stock and 1,815,625 warrants to purchase common stock to 64 investors, pursuant to the terms of a confidential private placement memorandum dated September 1, 1999 (the "Private Placement"). Each investor warranted and represented to the Company in connection with their subscriptions that they were purchasing the securities for investment and not with a view towards distribution. The offering was conducted without a general solicitation or advertisement, was made solely to accredited investors (as defined in Rule 501 of Regulation D) and accordingly, the Company relied upon the exemption from the registration requirements of Section 5 of the Securities Act, pursuant to the provisions of Section 4(2) of the Securities Act and Regulation D.

         In connection with the Private Placement, Whale Securities Co., L.P. acted as the placement agent on a best efforts basis. The Company raised gross proceeds of $7,262,500, paid the placement agent commissions of $726,250.

         In November and December 1999, as additional compensation for acting as the placement agent in the Private Placement, the Company issued to the placement agent an aggregate of

640,625 warrants to purchase shares of the Company's common stock. The warrants are exercisable during a period of five years at an exercise price of $2.50 per share. In connection with the issuance, the Company relied on Section 4(2) under the Securities Act as a transaction by an issuer not involving any public offering. Whales Securities Co., L.P. was a sophisticated and accredited investor with access to all relevant information relating to the Company and represented to the Company that it had the required investment intent.

         In November and December 1999, the Company issued an aggregate of 150,000 stock options to six members of its board of directors and 300,000 options to members of its executive committee in return for service on the board and the committee. The options are exercisable at a price of $2.00 per share and expire in five years. The issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. By virtue of their relationship to the Company, each board and committee member had access to all relevant information relating to the Company.

         In November 1999, the Company issued 82,500 warrants to its advertising agency, DiMassimo Brand Advertising, Inc. pursuant to an advertising agency agreement, amended in January 2000. The warrants are exercisable through November 2002 at an exercise price of $2.00 per share. The issuance of the warrants was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. The agency was a sophisticated and accredited investor which had access through its relationship to the Company to all relevant information about the Company.

         In November and December 1999, the Company granted an aggregate of 221,500 stock options to 11 officers and employees in consideration of their employment. The options are exercisable at a price of $2.00 per share and expire in five years. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationship to the Company, each of the optionees had access to all relevant information about the Company. In addition, each grant was pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In December 1999, the Company granted 80,000 stock options to a consultant in consideration of consulting services. The options are exercisable over a period of five years at an exercise price of $2.00 per share. The issuance of the options was exempt from the registration of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. The consultant was a sophisticated and accredited investor and by virtue of his relationship to the Company had access to all relevant information about the Company. In addition, the options were granted pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         From January through March 2000, the Company granted an aggregate of 139,998 stock options to 12 officers and employees in consideration of their employment. The options are exercisable at a price of $2.00 per share and expire in five years. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationship to the Company, each of the optionees had access to all relevant information about the Company. In addition, each grant was pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In February 2000, the Company granted an aggregate of 150,000 stock options to members of its audit committee and compensation committee in consideration of services to be provided as committee members. The options are exercisable at a price of $2.00 per share and expire in five years. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. Each of the members were sophisticated persons who by virtue of their relationship to the Company had access to all relevant information about the Company.

         In June 2000, we issued 907,813 shares of common stock to investors in our 1999 private placement. The shares were issued pursuant to the terms of the private placement because our common stock had not been listed for trading on the NASDAQ Small Cap Market by May 17, 2000. 531,250 of the shares were registered on our May 2000 registration statement. 376,563 of the shares were not registered. Each recipient of the unregistered shares was an accredited investor that represented to us in connection with their initial subscriptions that they were purchasing the securities for investment and not with a view towards distributions. Accordingly, the issuance of the shares was exempt under
Section 4(2) of the Securities Act and Regulation D thereunder.

         During fiscal 2000 we granted stock options to 39 employees, 5 directors and 3 consultants under our 1999 Stock Option Plan to purchase an aggregate of 1,458,298 shares at exercise prices ranging from $0.77 to $2.50 per share. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act or Rule 701 under the Securities Act. By virtue of their relationship to us, each of the optionees had access to all relevant information about us. In addition, each grant was pursuant to a written compensatory benefit plan or contract relating to compensation as provided under Rule 701.

         In January 2001 the Company issued 400,000 warrants to a consultant, Mallory Factor, Inc. The warrants are exercisable through January 2004 at an exercise price of $0.75 per share. The issuance of the warrants was exempt from the Registration Requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. The consultant was a sophisticated and accredited investor which had access through its relationship to the Company to all relevant information about the Company.

         In March 2001, the Company issued 950,000 warrants to the Placement Agent and its assignees in replacement of the 640,625 warrants previously issued to the Placement Agent as a result of anti-dilution adjustments. The new warrants are exercisable during a period of five years at an exercise price of $1.375 per share. In connection with the issuance, the Company relied on Section 4(2) under the Securities Act as a transaction by an insurer not involving any public offering. Whale Securities Co., L.P. and its designees were sophisticated and accredited investors with access to all relevant information relating to the Company and represented to the Company that it had the required investment intent.

From January 1, 2001 through May 10, 2001, we granted stock options to 12 employees under our 1999 Stock Option to purchase an aggregate of 220,000 shares at exercise prices ranging from $0.91 to $1.72 per share. The issuance of the options was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. By virtue of their relationship to us, each of the optionees had access to all relevant information about us.

EXHIBITS.

EXHIBIT NO.   DESCRIPTION OF DOCUMENT

     3.1      Restated Certificate of Incorporation (1)

     3.2      By-Laws (1)

     4.1      Form of Investors Warrant (1)

     4.1.1    Warrant dated January 8, 2001 issued to Mallory Factor (4)

     4.2 Warrant Certificate dated November 17, 1999 issued to Whale Securities Co., L.P. for 570,625 warrants (1)

     4.2.2 Warrant Certificate dated December 23, 1999 issued to Whale Securities Co., L.P. for 70,000 warrants (1)

     4.3      Form of Registrant's common stock Certificate (1)

     4.4      Form of Registration Rights Agreement (1)

     4.5 Warrant Agreement dated November 17, 1999 between Registrant and Whale Securities Co., L.P. (1)

     4.6 Warrant Certificate dated March 28, 2001 issued to Whale Securities Co. LP for 460,634

     4.7 Warrant Certificate dated March 28, 2001 issued to Matthew A. Gohd for 415,220 warrants.

     4.8 Warrant Certificate dated March 28, 2001 issued to Leslie Wilson for 22,244 warrants.

     4.9 Warrant Certificate dated March 28, 2001 issued to Craig Schwabe for 22,244 warrants.

     4.10 Warrant Certificate dated March 28, 2001 issued to Matthew Drillman for 14,829 warrants.

     4.11 Warrant Certificate dated March 28, 2001 issued to Renee Russnok for 14,829 warrants.

     5.1      Opinion of Nason, Yeager, Gerson, White & Lioce, P.A.

     10.1     1999 Stock Option Plan (1)

     10.2     Amendment No. 1 to Stock Option Plan dated August 9, 2000 (2)

     10.3     Amendment No. 2 to Stock Option Plan dated September 18, 2000 (2)

     10.4 Employment Agreement dated November 17, 1999 between Registrant and David R. Humble (1)

     10.5 Revised Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers (1)

     10.6 Agreement and Plan of Merger and Reorganization dated as of August 30, 1999 among the Registrant, eDiets Acquisition Corp. and David
              R. Humble (1)

     10.7 Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers (1)

     10.8 License Agreement dated August 3, 1999 between eDiets, Inc. (formerly eDiets.com, Inc.) and David R. Humble (1)

     10.9 Lease Agreement dated December 2, 1999 between The 3467 Partnership and Registrant (1)

     10.10 Placement Agent Agreement dated November 17, 1999 between the Registrant and Whale Securities Co., L.P. (1)

     10.11 Co-Locate Service Agreement dated October 1999 between PSIWeb, Inc. and Registrant (1)

     10.12 Equipment Lease Agreement between First Sierra Financial, Inc. and Registrant (1)

     10.13 Agreement dated December 22, 1999 between Registrant and iVillage, Inc. (1)

     10.14 Advertising Insertion Order Agreement dated September 29, 1999 between Registrant and Yahoo!, Inc. (1)

     10.15 Database Management and Direct Marketing Agreement dated August, 1999 between 24/7 Media, Inc. and Registrant (1)

     10.16 Confidential Alliance Member Cancellation Agreement dated August 3, 1999 between 24/7 Media, Inc. and Registrant (1)

     10.17 E-Mail Newsletter Management Agreement dated August 22, 1999 between 24/7 Media, Inc. and Registrant (1)

     10.18 Agreement dated as of November 15, 1999 between DiMassimo Brand Advertising, Inc. and Registrant (1)

     10.19 Letter Agreements dated November 1, 1999 and November 9, 1999 between Robert T. Hamilton and Registrant (1)

     10.20 Advertising Insertion Order Agreement dated August 16, 1999 between Registrant and America Online, Inc. (1)

     10.21 Advertising Insertion Order Agreement dated March 20, 2000 between Registrant and America Online, Inc. (1)

     10.22 Employment Agreement dated August 21, 2000 between Registrant and David J. Schofield (2)

     10.23 Letter Agreement dated December 19, 2000 between Registrant and David J. Schofield (3)

     10.24 Joint Venture Agreement dated November 28, 2000 between Registrant, Unislim Ireland, Ltd. and eDiets Europe, Ltd. (3)

     10.25 Technology License Agreement dated November 28, 2000 between eDiets British Virgin Islands, Inc. and eDiets Europe, Ltd. (3)

     10.26 Purchase and Sale Agreement dated November 22, 2000 between Registrant and eDiets, BVI, Inc. (3)

     10.27 Agreement for Services dated February 16, 2000 between Registrant and Professional Employee Management, Inc. (3)

     10.28 Advertising Insertion Order dated October 13, 2000 between Registrant and Lifeminders, Inc. (3)(5)

     10.29 Licensing Agreement dated August 29, 2000 between Registrant and eDirect, Inc. (3)

     10.30 Sponsorship Agreements dated July 1, 2000 between Registrant and iVillage.com (2)

     10.31 First Amendment dated November 1, 2000 to the Sponsorship Agreement between Registrant and iVillage.com (3)(5)

     10.32 Termination and Release Agreement dated December 1, 2000 between Registrant and iVillage.com (3)

     10.33 Interactive Services Agreement dated November 23, 2000 between Registrant and America Online, Inc. (3)(5)

     10.34 License and Marketing Agreement dated July 19, 2000 between Registrant and Intel Corporation (3)

     10.35 Internet Advertising and Ad Serving Agreement dated October 10, 2000 between Registrant and L90, Inc. (3)

     10.36 Agreement dated November 3, 2000 between Registrant and Laurel Advisors, L.L.C. (3)

     10.37 Agreement dated March 29, 2001 between the Registrant and Microsoft Corporation (4)(5)

     10.38 Agreement dated March 21, 2001 between the Registrant and LifeMinders, Inc. (4)(5)

     10.39 Agreement dated March 21, 2001 between the Registrant and Sportsline USA, Inc. d/b/a CBS SportsLine.com (4)(5)

     10.40 Agreement dated February 28, 2001 between the Registrant and Women.com networks (4)(5)

     10.41 Agreement dated March 28, 2001 between the Registrant, Whale Securities Co., L.P., Matthew Gohd, Matthew Drillman, Leslie Wilson, Craig Schwabe, and Renee Russnok (4)

       10.42 Agreement dated March 19, 2001 between the Registrant and eUniverse, Inc. (4)(5)

       10.43 Arrangement Letter dated January 29, 2001 between the Registrant and Mallory Factor, Inc. (4)

       10.44 Agreement dated April 4, 2001 between Yahoo! Inc. and the Registrant (*)

       10.45 First Amendment to Content License Agreement dated April 10, 2001 between the Registrant and Yahoo, Inc. (*)

       10.46 Agreement dated May 22, 2000 between the Registrant and Women.com networks (2)

        21.1          Subsidiaries of the Registrant

        23.1          Consent of Ernst & Young LLP

        23.2          Consent of Nason, Yeager, Gerson, White & Lioce, P.A.
                      (included in its opinion filed as Exhibit 5.1)
----------------------

(1) Incorporated by reference to the Registration Statement on Form SB-2 as filed with the SEC on December 30, 1999 or Amendment No. 1 thereto filed on March 20, 2000 or Amendment No. 2 thereto filed on April 17, 2000 (File No. 333-93971).

(2) Incorporated by reference to the Registrant's Form 10-QSB for the quarterly period ended September 30, 2000 and filed with the SEC on October 30, 2000

(3) Incorporated by reference to the Registrant's Form 10-KSB for the year ended December 31, 2000 and filed with the SEC on April 2, 2001.

(4) Incorporated by reference to the Registrant's Form 10-QSB for the quarterly period ended March 31, 2001 and filed with the SEC on May 14, 2001.

(5) Confidential treatment requested pursuant to Rule 24B-2 promulgated under the Act. Confidential portions of this document have been redacted and have been filed separately with the SEC.

(*)  To be filed by Amendment.

UNDERTAKINGS.

     The Company hereby undertakes that it will:

     1. File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

          (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii) Include any additional or changed material information on the plan of distribution.

     2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     4. File a prospectus supplement if over 5% of the securities subject to the lock-ups described in the section "Plan of Distribution" in the prospectus are released early and a post-effective amendment to this Registration Statement if over 10% are released early.

     5. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Deerfield Beach, Florida on May 31, 2001.

                                eDiets.com, Inc. a Delaware corporation

                                By: /s/ David R. Humble
                                    -------------------------------
                                    David R. Humble
                                    Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated; and further, that each of the persons who signed below hereby appoints and constitutes David R. Humble, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to execute the any and all amendments to this registration statement, and to file the same, together with all exhibits thereto with the Securities and Exchange Commission, and such other agencies, offices and persons as may be required by applicable law, and to execute such other documents in connection therewith as may be required by applicable law, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof.

               SIGNATURE                                       TITLE                                   DATE
               ---------                                       -----                                   ----
/s/ David R. Humble
----------------------------------------
David R. Humble                          Chairman of the Board, Chief Executive Officer      May 31, 2001
                                         (Principal Executive Officer)

/s/ Robert T. Hamilton
----------------------------------------
Robert T. Hamilton                       Chief Financial Officer (Principal Financial        May 31, 2001
                                         Accounting Officer)

/s/ Isaac Kier
----------------------------------------
Isaac Kier                               Director                                            May 31, 2001

----------------------------------------
Matthew Gohd                             Director                                            May __, 2001

/s/ James M. Meyer
----------------------------------------
James M. Meyer                           Director                                            May 31, 2001

/s/ Lee S. Isgur
----------------------------------------
Lee S. Isgur                             Director                                            May 31, 2001

*By: /s/ David R. Humble
    -----------------------
    David R. Humble
    Attorney-in-Fact

                                 Exhibit Index

 EX#                           Exhibit Description

     4.6 Warrant Certificate dated March 28, 2001 issued to Whale Securities Co. LP for 460,634

     4.7 Warrant Certificate dated March 28, 2001 issued to Matthew A. Gohd for 415,220 warrants.

     4.8 Warrant Certificate dated March 28, 2001 issued to Leslie Wilson for 22,244 warrants.

     4.9 Warrant Certificate dated March 28, 2001 issued to Craig Schwabe for 22,244 warrants.

     4.10 Warrant Certificate dated March 28, 2001 issued to Matthew Drillman for 14,829 warrants.

     4.11 Warrant Certificate dated March 28, 2001 issued to Renee Russnok for 14,829 warrants.

     5.1      Opinion of Nason, Yeager, Gerson, White & Lioce, P.A,

     21.1     Subsidiaries of the Registrant

     23.1     Consent of Ernst & Young LLP